Exhibit 99.1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Many of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.
All statements, other than statements of historical facts, including, among others, statements regarding our mobile and other strategies, future financial position and plans, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. Forward looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking. These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information — Risk Factors” of Telkom’s most recent annual report on Form 20F filed with the US Securities and Exchange Commission and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, any changes to our mobile strategy and Vodacom holdings and our ability to successfully implement such strategy and organisational changes thereto, increased competition in the South African fixed-line, mobile and data communications markets; our ability to implement our strategy of transforming from basic voice and data connectivity to fully converged solutions, developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Telkom’s and Vodacom’s ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom and Vodacom invest; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel and partners; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favourable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavourable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier preselection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on our business; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labour laws and labour relations, exchange control restrictions and power outages in South Africa; and other matters not yet known to us or not currently considered material by us.
We caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or to changes in our expectations.
The information contained in this document is also available on Telkom’s investor relations website www.telkom.co.za/ir.
Telkom SA Limited is listed on the JSE Limited and the New York Stock Exchange. Information may be accessed on Reuters under the symbols TKG.J and TKG.N and on Bloomberg under the symbol TKG.JH.

Index

1. Overview	2

2. Operational overview	7

3. Group performance	21

4. Group balance sheet	23

5. Group cash flow	23

6. Group capital expenditure	24

7. Segment performance	26

8. Employees	38

9. Condensed consolidated interim financial statements	39

10. Supplementary information	77

11. Definitions	78

1. Overview
Johannesburg, South Africa — November 17, 2008, Telkom SA Limited (JSE and NYSE: TKG) today announced reviewed Group results for the six months ended September 30, 2008.
GROUP FINANCIAL KEY PERFORMANCE AREAS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2008
•	Operating revenue up 9.8% to R29.9 billion.

•	Group EBITDA decreased by 2.8% to R10.0 billion.

•	Group EBITDA margin decreased from 37.7% to 33.4%.

•	Operating profit decreased by 9.3% to R6.7 billion.
•	Net debt to EBITDA increased to 2.0 times from 1.7 times at September 30, 2007.
•	Cash generated from operations increased by 0.5% to R8.3 billion.
•	Headline earnings per share increased by 0.4% to 745.2 cents per share.
Statement by Reuben September, Chief Executive Officer:
“Despite the difficult market conditions the Telkom Group delivered a pleasing 9.8% growth in revenue to R29,884 million. Vodacom once again delivered a strong performance with revenue increasing 14.0% to R26 billion and customers increasing 13.1% to 35.7 million. We are proud of the fixed-line’s revenue growth of 2.8% to R16,565 million. The fixed-line has become a preferred provider in the data market as a result of superior quality and speed is evident in the strong growth in data revenues. Data revenues increased 12.2% to R4,459 million.

The need for the repositioning of the fixed-line in today’s extremely competitive environment is evident in the continuing decline in our traditional voice revenues. Traffic revenues decreased 3.0% to R7,833 million. The fixed-line’s strength in the data market and need to combat fixed-mobile substitution led to the Board recommending to shareholders on November 6, 2008 the sale of 15% of Telkom’s stake in Vodacom to the Vodafone Group and the further unbundling of the remaining 35% stake in Vodacom to Telkom shareholders. The consideration for the 15% stake in Vodacom is R22.5 billion less 15% of Vodacom’s net debt at September 30, 2008 being R1.55 billion. Shareholders are required to approve the sale to Vodafone, the unbundling of the remaining 35% and Telkom’s retention of 50% of the proceeds with the remainder being distributed to Telkom shareholders through a special dividend.
I am excited about Telkom’s repositioning within the market. Our strength is our network, our corporate customer relations and our data solutions and we intend to utilise the proceeds to leverage this strength for the benefit of all shareholders. Our key focus areas are fixed-mobile convergence, data and content services and geographic expansion. We intend to accelerate the expansion of our network including the Next Generation Network, selectively build a mobile network and explore acquisitive opportunities. The ability to pull traffic back on to the fixed-line’s network through mobile service offerings and leverage the NGN for full convergence and high value add data services will enhance Telkom’s core defend and grow strategy.
The next couple of years will see exciting changes for Telkom and our ability to provide premium services to our customers. We remain committed to improving services to our customers and generating returns for our shareholders. This will require substantial investment in our network and dedication from Telkom’s employees. We are firmly focused on becoming a leading Information, Communication and Technology service provider in Africa.”
Financial performance
Group operating revenue increased 9.8% to R29.9 billion, while operating profit decreased by 9.3% to R6.7 billion. The Group EBITDA margin decreased to 33.4% as at September 30, 2008, compared to 37.7% at September 30, 2007, mainly due to higher fixed-line operating expenditure which decreased the fixed-line EBITDA margin by 17.0% to 31.7% as at September 30, 2008 (September 30, 2007: 38.2%). The EBITDA margin for the mobile segment remained flat at 33.3%.

Headline earnings per share increased by 0.4% to 745.2 cents per share and basic earnings per share remained flat at 723.9 cents per share for the six months ended September 30, 2008, compared to 724.3 cents per share at September 30, 2007. The reduced earnings can be attributed to a decrease in operating profit due to a 16.9% increase in operating expenses partially offset by a lower taxation expense.
Cash flows from operating activities increased by 344.1% to R3,033 million, cash flow utilised in investing activities decreased by 25.1% to R5,262 million and cash flows from financing activities decreased from R4,520 million to R1,254 million during the six months ended September 30, 2008.
SUMMARY GROUP FINANCIAL RESULTS

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Operating revenue	56,271	27,227	29,884	9.8
Operating profit	14,619	7,364	6,676	(9.3)
EBITDA1	20,743	10,265	9,982	(2.8)
Capital expenditure2	11,666	4,420	6,140	38.9
Operating free cash flow	2,229	(633)	1,099	273.6
Net debt	16,615	17,732	19,622	10.7
Basic EPS (ZAR cents)	1,565.0	724.3	723.9	(0.1)
Headline EPS (ZAR cents)1	1,634.8	742.3	745.2	0.4
Operating profit margin(%)	26.0	27.0	22.3	(17.4)
EBITDA margin(%)	36.9	37.7	33.4	(11.4)
Net debt to EBITDA	0.8	1.7	2.0	13.8
After tax operating return on assets(%)3	18.6	9.3	8.2	(11.8)
Capex to revenue(%)3	20.7	16.2	20.5	26.5
The assets and liabilities of Telkom Media have been presented as held for sale following a decision made by the Telkom Board in March 2008 to substantially reduce its investment in Telkom Media. Prior year amounts have been adjusted to show the effect of the discontinued operation held for sale.
1.	EBITDA and earnings have been reconciled to net profit — Refer to section 10.

2.	Including spend on intangible assets.

3.	Not annualised.

OPERATIONAL DATA

	As at
	March 31,	As at September 30,
	2008	2007	2008	%
Fixed-line data
ADSL subscribers3	412,190	335,112	491,774	46.7
Calling plan subscribers	451,122	396,589	507,985	28.1
Fixed access lines(‘000)1	4,532	4,621	4,504	(2.5)
Postpaid — PSTN	2,893	2,950	2,839	(3.8)
Postpaid — ISDN channels	754	735	772	5.0
Prepaid	743	782	754	(3.6)
Payphones	143	154	139	(9.7)
Fixed-line penetration rate(%)	9.5	9.8	9.3	(5.1)
Revenue per fixed access line(ZAR)	5,250	2,588	2,635	1.8
Total fixed-line traffic (millions of minutes)	26,926	13,959	12,709	(9.0)
Local	11,317	6,198	4,688	(24.4)
Long distance	3,870	2,016	1,870	(7.2)
Fixed-to-mobile	4,169	2,093	2,111	0.9
International outgoing	635	305	319	4.6
International VoIP	43	21	17	(19.0)
Interconnection	3,895	1,881	2,000	6.3
Domestic mobile interconnection	2,502	1,226	1,241	1.2
Domestic fixed interconnection	113	16	160	900.0
International interconnection	1,280	639	599	(6.3)
Subscription based calling plans	2,997	1,445	1,704	17.9
Managed data network sites	25,112	23,224	28,051	20.8
Internet all access subscribers2	358,066	335,230	395,088	17.9
Fixed-line employees (excluding subsidiaries)	24,879	25,570	24,075	(5.8)
Fixed access lines per fixed-line employee4	182	181	187	3.3
Mobile data5
Total customers(‘000)	33,994	31,564	35,689	13.1

	As at
	March 31,	As at September 30,
	2008	2007	2008	%
South Africa
Mobile customers(‘000)	24,821	23,297	25,245	8.4
Contract customers	3,541	3,409	3,735	9.6
Prepaid customers	21,177	19,790	21,391	8.1
Community services telephones	103	98	119	21.4
Mobile churn(%)	42.3	45.9	42.3	(7.8)
Contract churn	8.3	8.3	9.7	16.9
Prepaid churn	47.9	51.9	48.1	(7.3)
Estimated mobile market share(%)6	55	56	53	(5.4)
Mobile penetration(%)	94	87	100	14.9
Total mobile traffic (millions of minutes)	22,769	11,024	11,793	7.0
Mobile ARPU(ZAR)7	128	122	132	8.2
Contract ARPU	486	487	481	(1.2)
Prepaid ARPU	62	59	66	11.9
Community services	689	711	584	(17.9)
Number of mobile employees8	4,849	4,716	4,979	5.6
Mobile customers per mobile employee	5,119	4,940	5,070	2.6
Other African countries Mobile customers(‘000)	9,173	8,267	10,444	26.3
Number of mobile employees	1,992	1,524	1,609	5.6
Number of mobile customers per mobile employee	4,605	5,425	6,491	19.6
Other data
Africa Online
Number of subscribers9	17,252	14,411	17,773	n/a
Number of employees	379	351	357	1.7
Multi-Links
Number of subscribers	813,392	262,431	1,780,984	578.6
Number of employees	680	673	1,006	49.5

1.	Excludes Telkom internal lines of 110,733 (September 30, 2007:109,000).

2.	Includes Telkom Internet ADSL, ISDN, WiMAX and dial-up subscribers.

3.	Excludes Telkom internal lines of 880 (September 30, 2007:691).

4.	Based on number of fixed-line employees, excluding subsidiaries.

5.	100% of Vodacom data.

6.	Based on Vodacom estimates.

7.	With effect from April 1, 2008, ARPU calculations include revenues from national roamers and international visitors roaming on Vodacom’s network. Historical ARPU numbers have been restated in line with this new methodology.

8.	Includes Holding company and Mauritius employees.

9.	From April 1, 2008, Africa Online changed the method of counting subscribers to include all the individual corporate sites as individual customers. The comparative information for September 2007 has not been restated.

2. Operational overview
LEVERAGING OUR CORE NETWORK STRENGTH
The competitive landscape has changed radically over the last few years with the mobile operators, Internet Service Providers and Value Added Networks increasingly entering what has traditionally been the fixed-line domain. Neotel is building its network and services capabilities and competing on price. The regulatory environment is also geared to generate competition in the fixed-line environment. As a result we are seeing the fixed-line revenue being eroded through both competition and price reductions which are necessary to maintain volume and to act for the benefit of the South African consumer through lowering the costs of telecommunication services. The fixed-line business intends to aggressively reposition itself within the African telecommunications environment.
Telkom’s prime asset and core strength is its network. Telkom’s Board and management have developed strategies to leverage this asset to drive revenue and profit growth into the future. No other telecommunications operator in South Africa has a network that can deliver the speed, quality and reliability of the fixed-line network. The continued growth in the Next Generation Network (NGN) is also providing the network intelligence to provide innovative, cost effective solutions which can be brought to the market rapidly. Telkom intends to exploit this opportunity for leveraging the network to provide for the increasing demand for capacity, new data and converged products. Global developments are initiating exciting opportunities to utilise the NGN for sourcing revenue from both vendors and customers through allowing access to the intelligence and strength of an open platform. Telkom’s drive to capitalise on fixed-mobile convergence products through high value adding bundles will leverage the network further. In this respect, Telkom is uniquely positioned in that it has built and owns the backbone infrastructure for the mobile networks in South Africa. Telkom also has the opportunity to explore methods of exploiting the arbitrage between fixed and mobile pricing and benefitting from the saving on interconnection costs. Having mobile capabilities will also improve Telkom’s ability to secure opportunities for growth on the African continent. Telkom’s strength in the data market will be enhanced by the extension of data hosting capabilities in South Africa and Africa. There is significant opportunity to extract synergies through the bundling of network services with IT and hosting capabilities. In addition, corporates and multinationals in Africa require international connectivity and data solutions.

The conclusion of Telkom’s mobile strategy review with the announcement on November 6, 2008 of the sale of 15% of Telkom’s stake in Vodacom to the Vodafone Group and the unbundling of the remaining 35% stake to Telkom’s shareholders will result in the termination of the shareholder agreement between Telkom and Vodafone. The ending of the restrictive conditions contained in that agreement will allow Telkom rapidly and aggressively to reposition itself to take advantage of the strength of the fixed-line network to move in to fixed-mobile convergence.
DEFEND AND GROW STRATEGY SHOWING CONTINUED SUCCESS
Telkom continues to drive revenue into annuity based streams through bundled products in order to defend and grow revenues. Annuity revenues increased 7.6% to R3,595 million at September 30, 2008. Annuity revenues exclude line installations, reconnection fees and CPE sales.
Telkom Closer packages increased 28.1% to 507,985 calling plans with a notable 92.6% increase in the entry level Telkom Closer 1 plan to 9,906 bundles. Supreme Call packages targeted at the enterprise market grew 23.7% to 13,919 packages. Subscription based calling plans revenue increased 40.6% to R620 million. Telkom also continues to migrate corporate customers into long term contracts providing benefits in relation to term and volume discounts.
Bundled products reduce churn and incentivise customers to remain loyal to Telkom. The cannibalisation effect, augmented by continuing fixed to mobile substitution, is evident in our traffic revenues. Revenue from local traffic decreased 11.5% to R1,881 million with local minutes decreasing 24.4% to 4,688 million minutes. Long distance revenues decreased 14.0% to R1,048 million with minutes decreasing 7.2% to 1,870 million minutes. Fixed to mobile traffic revenues remained flat at R3,803 million with minutes also remaining flat at 2,111 million minutes. International outgoing revenues decreased 3.4% to R481 million with minutes increasing 4.6% to 319 million minutes. Interconnection revenue increased 14.8% to R956 million.

It is evident that Telkom needs to offer fully converged services including mobility in order to pull traffic back onto the fixed-line network. We look forward to offering our customers fully converged bundles offering significantly enhanced services and value.
DATA CONTINUES TO GROW STRONGLY
Data revenues grew 12.2% to R4,459 million. Internet access and related services revenue grew 30.2% to R700 million and managed data network services revenue increased by 42.1% to R444 million. Revenue from leased lines decreased by 4.2% to R862 million as a result of decreased pricing in order to combat self provisioning by other operators. Telkom is confident that its revised pricing combats continued moves from other operators to self provide. Telkom’s scale makes it difficult for other operators to compete on the cost of leased line provisioning.
ADSL subscribers grew by 46.7% to 491,774 subscribers over the comparative reporting period and Do Broadband subscribers increased to 154,095 from 78,780 at September 30, 2007. Continued growth has been stimulated by the commoditisation of ADSL, the Do Broadband offering, the Self Install Option, DSL port automation and wholesale services. Telkom continues to target ADSL penetration of 15% - 20% of fixed access lines by 2010/2011 with the introduction of new service offerings and aggressive price reductions. Telkom’s continued focus on improving customer service has led to an improvement in the average time to install (ATTI) to 17 working days from the 20 working days achieved for the year ended March 31, 2008.
The introduction of the Self Install Option is expected to continue to improve the ATTI. As at March 31, 2008 57% of all ADSL installations were done through the Self Install Option. As at September 30, 2008 60% of all ADSL installations were Self Installs. The Self Install Option has been very successful but does tie up the call centres as our agents guide customers through the installation process.

Further effort has gone into improving our customer satisfaction levels. DSL automation has automated the port allocation resulting in fewer errors and further reducing the lead time associated with the allocation of the DSL ports. A broadband demand register has been set up to hold orders that cannot be serviced due to infrastructure constraints. This intelligence is being used to align our DSL build programme with actual demand. In addition, the Broadband Service Assurance Solution being developed will provide users with self-help and self-diagnostic tools. This is particularly important to Internet Service Providers who will be able to provide first line maintenance and support capabilities, improving their customer service. The launch of the wholesale ADSL product offering has contributed to the growth of ADSL with 35,688 services being sold during the period ending September 30, 2008 up from 21,469 sold to March 31, 2008.
ADSL DSLAMs have increased from 2,660 at March 31, 2008 to 3,036 at September 30, 2008 covering more than 92% of Telkom’s existing customer footprint. In extending and complimenting our ADSL footprint, Telkom continues to roll out WiMAX base stations and is on track to reach the target of 76 base stations by March 31, 2009. Telkom has 50 WiMAX base stations currently installed. WiMAX has been deployed to provide broadband connectivity to customers that are not in the ADSL footprint and in areas that have been hard hit by copper theft and in high maintenance areas.
VODACOM DELIVERS STRONG PERFORMANCE
Vodacom again performed exceptionally well in the six months to September 30, 2008 delivering 14.0% growth in revenue to R26,016 million with a South African market share of approximately 53%. Vodacom increased its profit from operations by 12.5% to R6,430 million and increased net profit by 2.7% to R3,694 million (Telkom Group 50% share: R1,847 million) and delivered a constant EBITDA margin of 33.3%.
Vodacom’s total customer base increased by a net of 4.1 million customers to 35.7 million customers as at September 30, 2008. South African mobile customers increased by 8.4% to 25.2 million (September 30, 2007: 23.3 million) for the six months ended September 30, 2008, reinforcing Vodacom’s market leadership position in South Africa. Customers grew by 34.1% to 4.9 million (September 30, 2007: 3.7 million) customers in Tanzania, by 18.8% to 3.8 million (September 30, 2007: 3.2 million) customers in the Democratic Republic of Congo, by 35.5% to 450 thousand (September 30, 2007: 332 thousand) customers in Lesotho, and by 19.3% to 1.3 million (September 30, 2007: 1.1 million) customers in Mozambique.

Vodacom’s data revenue increased by 43.3% to R3,004 million (50% share: R1,502 million) for the six months ended September 30, 2008 contributing 11.5% (September 30, 2007: 9.2%) to mobile operating revenue.
Vodacom’s other African operations contributed 12.7% (September 30, 2007: 11.0%) to revenue with 10.4 million (September 30, 2007: 8.3 million) customers. These operations constitute 29.3% of the total customer base. All of Vodacom’s other African operations, with the exception of Vodacom Mozambique, are profitable. Mozambique remains a tough market but the outlook, and particularly the competitive landscape, has improved and we remain confident that in the medium to long-term it will contribute to the overall growth of Vodacom.
On the conclusion of the transaction with Vodafone, Vodacom will be listed on the JSE with Telkom shareholders owning a direct equity stake of 35% in Vodacom. Vodacom will be used as Vodafone’s vehicle for expansion in sub-Saharan Africa excluding, North Africa, Ghana and Kenya. Vodacom will seek to comply with best corporate governance practices and have an independent, non-executive chairman and a majority of non executive directors. Vodacom will be free from having often miss-aligned shareholder strategies and is expected to benefit from simpler decision making processes as a result of Vodafone’s majority control. Vodacom will be able to capitalise on Vodafone’s product range and enormous research and development expertise.
FIXED-MOBILE CONVERGENCE
Telkom announced at the Analyst day on March 31, 2008 that it intends to build a fixed-wireless network to provide mobile data services and fixed-wireless voice services. An initial footprint of 38 base stations has been established in Pretoria and Johannesburg. The target is to have in excess of 220 operational base stations by March 31, 2009. Telkom has completed trials on both our voice and data services during September 2008. The first paying external trial customers were connected on September 29, 2008. The trials have been very successful. Customer feedback has been very positive about the quality of the services and the overall value proposition on our fixed-wireless and nomadic data products. The nomadic voice product is still going through internal product development and we will add trial customers early in December 2008. The internal trials have been successful and we expect that the customer trials on this service will also be successful.

The first 38 base stations were dimensioned for 3,000 voice subscribers and 600 data subscribers at 24 Kbits (Committed Information Rate). All future stations will be dimensioned for 1,000 voice subscribers and 200 data subscribers at 24 Kbits. The base stations can be enabled (software upgradable) anytime for higher subscriber numbers.
On conclusion of the Vodacom transaction, expected in the first half of 2009, Telkom will be able to provide its customers with mobile voice services. We are looking forward to execute on the selective build out of the mobile network. We intend to target our corporate customers and high income residential areas by adding mobility into the bundled service they already utilise from Telkom. We will also use mobility to reduce the cost of servicing areas affected by copper theft and high maintenance costs. Telkom’s ability to service rural areas will be greatly enhanced by the use of more economical mobile technology.
The products and services to be launched on this technology will certainly give our customers a lasting positive experience. This innovative 3G network supports services such as high-speed internet access, video and high-quality voice transmission. We are initially focusing on providing fixed-voice and fixed-wireless data services and within weeks, we also plan to roll-out nomadic voice services. The network footprint will be expanded rapidly during the next 6 months.
AFRICAN INVESTMENTS
Telkom continues to pursue growth by diversifying our revenue streams into African markets that offer high growth potential. We are still in the early phases of our move into Africa and are continuing to build out both Multi-Links and Africa Online. We are pleased to announce the acquisition of M-Web Africa Limited and 75% of M-Web Namibia (Pty) Limited for USD63 million. The Telkom Management Services Company is assessing various options particularly with regard to the privatisation and potential management contract opportunities in relation to a number of African incumbent operators.

MULTI-LINKS
Telkom owns 75% of Multi-Links, a private telecommunications operator with a Universal Access License in Nigeria allowing fixed, mobile, fixed-wireless, international and data services. Multi-Links performed well in growing its subscriber base to 1,780,984 subscribers at September 30, 2008. For the twelve month period, Multi-Links added 1,518,553 subscribers of which 967,592 subscribers were connected since March 31, 2008.
As at October 31, 2008 Multi-Links’ subscriber base had grown to 2,108,649 subscribers. October also saw the launch of broadband EVDO (3G equivalent) data services in Lagos and Abuja which are expected to significantly enhance Multi-Links’ revenue streams and service offerings, especially once these services are extended to other regions in the near future.
Multi-Links’ service offerings currently include voice services on fixed and mobile handsets, closed user group and business centre services. Mobile internet access is provided to approximately 70,000 narrowband subscribers and 240 broadband EVDO subscribers at present. Local and international leased lines are also being provided to corporate customers.
Multi-Links reported revenue of R813 million (2007: R310 million), a loss before tax of R289 million (2007: profit before tax R4.6 million) and a net loss for the period of R254 million. The deferred tax credit is largely due to assessed losses.
Voice and data revenue contributed 72% of total revenue for the six month period, handset sales 20% and interconnect revenues 8%. Operating expenses of R1,081 million mainly consist of selling general and administrative expenses contributing 55% (2007: 41%), which are largely attributable to handset subsidies. Payments to other operators is the next largest contributor to operating expenses at 29% of the total operating expenses.
Multi-Links’ EBITDA percentage for the six month period was negative at 19.8%, largely due to the handset subsidies incurred. A positive EBITDA is however forecast for the full year under review.

The Average Revenue per User (ARPU) achieved for the six month period ended September, 30 2008 was USD14. ARPU has fallen significantly during this period as a result of the rapidly expanding subscriber base whilst the revenues attributable to these new subscribers were not earned for the full six month period. In addition the launch of our mobile data package, EVDO, was delayed and only launched in October 2008. ARPUs are expected to increase slightly by the end of the current financial year as the subscribers added during the first six months of the financial year start generating revenues over a longer period of use.
Multi-Links reported total minutes of use of 737,483,022 representing 133,919,542 incoming minutes of use and 603,563,480 outgoing minutes of use.
In order to improve financial performance Multi-Links is capitalising on fibre swapping, improving point of sales, customer distribution channels, operating and business support systems and driving wholesale leasing.
Net debt has increased to approximately R2.9 billion (2007: R302 million) as a result of the capital infrastructure roll out. The capital expenditures are being funded with a US dollar denominated shareholder’s loan from Telkom SA Ltd and vendor financing arrangements from key suppliers. Interest charges due to Telkom for the six month period amounted to R47.1 million out of the total interest charge of R48.2 million.
Multi-Links invested approximately R1,730 million (2007: R128 million) in capital expenditure during the period under review and grew its access network to 589 transmission stations and its fibre deployment to 3,800 kms by September 30, 2008. The total capital expenditure for the full year is expected to be in the region of R4 billion.
In addition, Multi-Links has commissioned a Huawei packet exchange in Abuja with a capacity of 300,000 subscribers, extended the Lagos switch capacity by 250,000 subscribers and established a new main network site in Gbagada, Lagos. The Lagos Metro Ethernet ring has now been completed and Abuja is nearing completion. Plans are underway for the deployment of Metro Ethernet rings in Kanu, Kaduna and the Delta region. Six NGN nodes are planned to be built in the 2009 financial year greatly extending Multi-Links’ ability to provide data products to corporate customers.

Multi-Links has 11 Customer Services Branches across Nigeria, with 20 more being planned to open before March, 31 2009. It is represented by Customer Services Branches or contact points in all 29 states that it operates in. The call centre receives an average of 27,000 calls a day. Larger premises to accommodate additional call centre staff are being sourced.
The prospects for Multi-Links are strong and the company intends to capitalise on Telkom’s brand and access to international data connectivity.
The resilience and quality of international connectivity via the SAT3 submarine cable provides great opportunities to Multi-Links in servicing the corporate, wholesale and retail markets in Nigeria.
AFRICA ONLINE
Africa Online increased its revenues to R63 million in the six months ended September 30, 2008. The major contributors to revenue were consumer wireless and broadband VSAT services.
Consumer wireless revenue growth was predominantly in Kenya and Uganda and the introduction of wireless in Tanzania, whilst growth in Pan African business revenues accounted for the increase in Broadband VSAT.
Africa Online assumed responsibility for Telkom’s African VSATs in January 2008, with the responsibility to perform service activation and assurance of various VSAT and point to point satellite links in neighbouring countries and on the rest of the African continent. Growing this business is expected to have future revenue generating capabilities for Africa Online.
The company reported a positive EBITDA margin of 1.6% and an operating loss of R8 million largely as a result of the interest paid on Telkom’s shareholder funding.
Africa Online’s infrastructure roll out has not progressed as rapidly as expected due to longer than anticipated equipment lead times experienced in several countries of operation.
M-WEB AFRICA
Telkom announced the acquisition of M-Web Africa Limited and 75% of M-Web Namibia (Pty) Limited for USD63 million (approximately R610 million).

M-Web Africa is an internet services provider in Sub-Saharan Africa (excluding South Africa) and also provides network access services in some countries. Although its operations are largely focused on corporate customers, M-Web Africa’s predominantly satellite-based internet access offerings allows the company to reach a wide range of customers, many of whom are not reached by traditional fixed-line infrastructures.
The M-Web Africa group is headquartered in Mauritius with operations in Namibia, Nigeria, Kenya, Tanzania, Uganda and Zimbabwe, an agency arrangement in Botswana and distributors in 26 sub-Saharan African countries.
The successful conclusion of the agreements being entered into is subject to conditions precedent, including regulatory approvals being obtained in certain African jurisdictions.
Telkom anticipates that it will extract significant synergies from the combination of M-Web Africa and Africa Online. These two companies can leverage the strength of Telkom’s ISP services into Africa. The Africa Online business, coupled with M-Web Africa, will strengthen Telkom’s position as a pan-African information and communication technology service provider with the depth to provide retail and wholesale customers with the services they require.
TELKOM MEDIA
Telkom announced on March 31, 2008 that it will substantially reduce its shareholding in Telkom Media. Negotiations with a potential investor have progressed and an announcement of the details of this transaction can be expected shortly.
The Telkom SA Ltd shareholder loan of R430 million to Telkom Media has been fully impaired as at September 30, 2008. R217 million was impaired up to March 31, 2008 and an additional R213 million in the six months ended September 30, 2008.
IMPROVING CUSTOMER SERVICE
Improved customer service is vital to defending and growing revenue. Sustainable and profitable growth in the customer base requires creating and strengthening capabilities focused on managing customer relationships and learning from acquired customer information. This will allow Telkom to manage the customer experience and anticipate customer needs.

The following key activities are taking place during the 2009 financial year:
•	The establishment of a robust customer data and customer analytics (CA) project is underway.
•	A refined customer segmentation programme based on value and needs is underway. Residential macro and micro segmentation results were finalised during October 2008. It is expected that the Enterprise market programme will be completed by mid December 2008. This provides Telkom with a new segmentation framework that will provide increased and renewed focus on our different customer segments.
•	Improved churn management — Churn modelling will be completed during the first quarter of 2009.
•	We have introduced Customer Portfolio Management (CPM) for all segments to move away from being predominantly product centric. Segment managers for segments have been appointed. The transition period commenced in October 2008 and will be completed by March 2009. The full roll-out of CPM will commence in the 2009 financial year.
•	Contact centre network has been streamlined to make it easier for customers to access and interact with Telkom. We managed to improve the percentage of calls answered within 20 seconds (SVL) across our contact centres. The mass and enterprise markets SVL improved by 7% and we managed to handle 1,128,036 more calls compared to the same period last year. Overall we answered 9,985,106 calls. Within operator services we improved the average Speed of Answer by 184%. As a result of the demand for our broadband products, the key focus for the next six months will be to enhance our service delivery within the ADSL contact centres.
•	Customer communication has been improved. The escalation process has been redesigned and was implemented on September 1, 2008. A new Telkom persona/voice was introduced into Call Centres with simplified call flows and options available to customers.
The above initiative demonstrates Telkom’s commitment to improving customer service levels.

KEY NEXT GENERATION NETWORK, CAPACITY AND PRODUCT DEVELOPMENTS
Telkom is in the 3rd year of its NGN build out programme. Customer demands and global standards necessitate the provision of services and particularly bandwidth that is only possible utilising the intelligence of an NGN system. Telkom intends to maintain the strength and capacity of its network as a differentiator over our competitors. The following key achievements are worth mentioning:
•	An increase of the ADSL footprint to 3,036 DSLAMs, covering more than 92% of Telkom’s existing customer footprint.
•	An increase of the Metro Ethernet footprint to 103 nodes deployed in major cities, using 10Gbit/s and 1Gbit/s line systems. i.e. at Cape Town (18), Johannesburg (48), Pretoria (8) Durban (18) and Port Elizabeth (11).
•	Dense Wave Division Multiplexing (DWDM) systems capable of forty 10Gbit/s signals over a single pair of fibre. The first system was deployed between Gauteng and Durban. The full deployment of this technology will provide the potential to increase the transport bandwidth capability. A significant rollout of these systems between all major cities in SA is currently underway and expected to be completed during the 2009 financial year.
•	The rollout of switches to provide automatic self-healing re-routing of bandwidth on the national layer is underway and expected to be completed during the 2009 financial year.
•	Total International IP bandwidth has increased by 0.67 Gbits/s to a total of 5.166 Gbits/s.
•	ATM network available bandwidth on the core and metro layers has increased by 23 Gbits/s to a combined 170 Gbits.
•	Network Interactive Voice Response System deployed which offers advanced speech services such as automated speech recognition and a text-to-speech application enabling Corporate customers and Telkom to enhance their voice systems.
•	237 Wi-Fi hotspots have been deployed at strategic partner locations.
•	Fibre deployment has increased from 117,000 cable.kms to 128,000 cable.kms, which is a growth of 9.5%. Cable.kms refers to the “pure” length of fibre irrespective of the number of fibre strains.
•	IMAX has been introduced into the system and is ready to carry traffic. IMAX has the ability to carry narrowband and broadband services for wire line legacy and converged services.

THE REGULATORY ENVIRONMENT
Telkom faces continuous regulatory challenges covering inter alia competition issues and changes in policies. Through constructive dialogue, the Company endeavours to achieve a regulatory framework that is realistic, equitable and beneficial to the industry. The following details the main changes to the regulatory environment affecting the industry and Telkom during the year.
Electronic Communications Act (ECA)
ICASA had to address the task of developing the market regulation framework. ICASA has issued since December 2007 some 10 draft regulations, dealing with the identification and definition of the various relevant markets, the methodologies for analysing these markets to determine the level of competition, or lack thereof, proposed rules on the leasing of communication facilities, on interconnection, on the special treatment of facilities that are deemed to be “essential” and on the owners thereof. Telkom will, of course, be affected for the most part by all these developments.
Regarding the pro competition regulations, in March 2008 ICASA published draft regulations on the processes and methodologies that ICASA will use for the definition of the relevant markets, for determining the effectiveness of competition in markets, for the identification of licensees having significant market power, and for ensuring that pro-competitive remedies imposed are reasonable and proportionate in addressing market failure.
Licence conversion
ICASA has started a process of converting our licenses to the new licensing framework. Regulations providing the framework to convert our PSTS and VANS licenses have been published by ICASA, including the standard terms and conditions that will apply to all electronic communications services and all electronic communications network services licenses, including ours. ICASA has proposed draft additional conditions applicable to the electronic communications service and electronic communications network service licences that will be issued to existing licensees, including Telkom. ICASA, after taking into account the comments received, is expected to publish final proposed terms and conditions for public comment. It is, however not likely that ICASA will complete the licence conversion process before the end of December 2008. We presume that the technology neutrality of the Electronic Communications Act will result in us being able to explore new horizons; how far we will be allowed to go, however, and at what cost, is not yet clear.

Telkom continuously engages in negotiations for interconnection, shared access and facilities leasing agreements. Interconnectivity agreements with Neotel and the majority of VANS have been concluded.
Number portability (NP)
Mobile number portability has been in operation since 2006. Anecdotal evidence is that mobile porting in South Africa was slower than it was expected to be, although the high cost of implementation has duly materialised. Fixed-line porting, essentially between Telkom and Neotel, has not yet happened. Testing of inter-operator systems is in progress and some form of portability is expected to soon be in place. The existence of very active VoIP service providers has led to further competition for our fixed-line network. Carrier pre-selection between Telkom and Neotel has also not yet been established, as Neotel has not yet been allocated the necessary selection codes by ICASA.
Local loop unbundling (LLU)
Telkom is required, in terms of existing legislation, to provide Neotel with shared access to its local loop. Although the Telecommunications Act, 103 of 1996, provided that no general local loop unbundling would be required after the first two years of operation of Neotel, the EC Act, which repeals the Telecommunications Act, makes provision for unbundling of the local loop, subject to ICASA making the necessary regulations. The Minister of Communications published policy decisions that the process of unbundling the local loop in South Africa should be urgently implemented and completed by 2011. On May 23, 2007, the Local Loop Unbundling Committee set up by the Minister of Communications to develop appropriate policies for the unbundling of the local loop in South Africa recommended, amongst other things:
•	three forms of local loop unbundling to be considered, full unbundling of the metallic loop, line sharing and wholesale bit stream access; and
•	the regulatory process, with full industry participation has commenced and implementation must be completed in 2011.

Defining end-to-end leased lines and other wholesale markets
The market review process undertaken by ICASA is aimed at determining the scope and boundaries of various fixed-line wholesale and retail markets (e.g. local access, national long distance, international, etc.). In terms of the process, ICASA is expected to:
•	define the relevant markets:

•	assess Telkom’s market power and dominance in each market: and

•	propose pro-competition regulations on Telkom.
3. Group performance
GROUP OPERATING REVENUE
Group operating revenue increased by 9.8% to R29,884 million (September 30, 2007: R27,227 million) in the six months ended September 30, 2008. Fixed-line operating revenue, before inter-segmental eliminations, increased by 2.8% to R16.6 billion primarily due to growth in data revenues, higher revenue from interconnection and subscriptions and connections, partially offset by lower traffic revenue. Mobile operating revenue, before inter-segmental eliminations, increased by 14.0% to R13,008 million primarily due to customer growth in all countries of operation.
GROUP OPERATING EXPENSES
Group operating expenses increased by 16.9% to R23,454 million (September 30, 2007: R20,067 million) in the six months ended September 30, 2008, primarily due to a 12.5% increase in operating expenses in the fixed-line segment to R13,515 million (before inter-segmental eliminations) and a 14.5% increase in operating expenses in the mobile segment to R9,820 million (before inter-segmental eliminations). Fixed-line operating expenses increased primarily due to increased employee expenses, payments to other operators, selling, general and administrative expenses, depreciation, amortisation, impairment and write-offs and services rendered, partially offset by a decrease in operating leases. The increase in mobile operating expenses was primarily due to increased gross connections resulting in increased costs to connect customers onto the network as well as increased payments to other operators, depreciation and amortisation and increased staff expenses.

INVESTMENT INCOME
Investment income consists of interest received on short-term investments and bank accounts. Investment income increased by 4.6% to R136 million (September 30, 2007: R130 million), largely as a result of increased interest rates.
FINANCE CHARGES
Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses on foreign currency denominated transactions and balances. Finance charges increased by 6.6% to R1,036 million (September 30, 2007: R972 million) in the six months ended September 30, 2008, primarily due to a 45.1% increase in interest expense to R1,258 million (September 30, 2007: R867 million) as a result of the 10.7% increase in net debt to R19,622 million (September 30, 2007: R17,732 million). In addition to the increase in the interest expense, net fair value and exchange movements on financial instruments resulted in a gain of R222 million for the six months ended September 30, 2008 (September 30, 2007: Loss of R105 million). The gain was mainly attributable to the revaluation of the Multi-Links put option.
TAXATION
Consolidated tax expense decreased by 25.0% to R2,009 million (September 30, 2007: R2,678 million) in the six months ended September 30, 2008. The consolidated effective tax rate for the six months ended September 30, 2008 was 34.8% (September 30, 2007: 41.1%). Telkom Company’s effective tax rate was 23.2% (September 30, 2007: 42.7%). The lower effective tax rate for Telkom Company in the six months ended September 30, 2008 was due to the Vodacom dividend received in the current period, but not in the six months ended September 30, 2007.
Vodacom’s effective tax rate increased to 34.6% (September 30, 2007: 30.6%). The increase is mainly due to the STC charge on the dividend declared in the six months ended September 30, 2008.

PROFIT FOR THE YEAR AND EARNINGS PER SHARE
Profit attributable to the equity holders of Telkom, decreased by 2.1% to R3,622 million (September 30, 2007: R3,700 million) in the six months ended September 30, 2008.
Group basic earnings per share remained flat at 723.9 cents per share (September 30, 2007: 724.3 cents) and Group headline earnings per share increased by 0.4% to 745.2 cents per share (September 30, 2007: 742.3 cents).
4. Group balance sheet
The Group’s balance sheet retained its strength and moved towards a more efficient capital structure. Net debt, after financial assets and liabilities, increased by 10.7% to R19,622 million (September 30, 2007: R17,732 million) resulting in a net debt to EBITDA ratio of 2.0 times from 1.7 times at September 30, 2007. On September 30, 2008, the Group had cash balances of R705 million (September 30, 2007: R778 million).
Interest-bearing debt, including credit facilities utilised, increased by 8.9% to R19,341 million (September 30, 2007: R17,766 million) in the six months ended September 30, 2008. Telkom Company issued new local bonds, the TL12 and TL15 with a nominal value of R1,060 million and R1,160 million respectively as well as money market term borrowings of R3,000 million during the six months ended September 30, 2008. The Group issued commercial paper bills with a nominal value of R6,316 million for the six months ended September 30, 2008 of which commercial paper bills with a nominal value of R6,684 million were repaid by September 30, 2008.
5. Group cash flow
Cash flows from operating activities increased by 344.1% to R3,033 million (September 30, 2007: R683 million), primarily due to lower dividend and tax payments partially offset by higher cash paid to suppliers and employees as a result of increased expenditure. Cash flows utilised in investing activities decreased by 25.1% to R5,262 million (September 30, 2007: R7,028 million), primarily due to acquisitions in the six months ended September 30, 2007, partially offset by higher capital expenditure in both the fixed-line and other segments. Cash flows from financing activities includes loans raised of R10,105 million, partially offset by loans repaid of R9,127 million. Commercial paper debt with a nominal value of R6,684 million was repaid during the six months ended September 30, 2008.

SUMMARY

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Cash generated from operations	21,256	8,313	8,350	0.5
Cash from operating activities (after tax, interest and dividends)	10,603	683	3,033	344.1
Investing activities	(14,106)	(7,028)	(5,262)	(25.1)
Financing activities	2,943	4,520	1,254	(72.3)
Net decrease in cash	(560)	(1,825)	(975)	(46.6)
The decrease in cash is as a result of the decision to continue to repay outstanding debt with minimal additional debt in order to avoid the current high interest rates and in the view of the expected cash inflow from the sale of 15% of our stake in Vodacom.
6. Group capital expenditure
Group capital expenditure which includes spend on intangible assets, increased by 38.9% to R6,140 million (September 30, 2007: R4,420 million) and represents 20.5% of Group revenue (September 30, 2007: 16.2%).
GROUP CAPITAL EXPENDITURE

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Fixed-line	6,793	2,647	2,744	3.7
Mobile	3,460	1,648	1,578	(4.2)
Other	1,413	125	1,818	1,354.4
	11,666	4,420	6,140	38.9

FIXED-LINE CAPITAL EXPENDITURE

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Baseline	4,039	1,854	1,512	(18.4)
Portfolio	2,718	765	1,232	61.0
Revenue generating	57	6	9	50.0
Network evolution	1,092	204	607	197.5
Sustainment	277	114	39	(65.8)
Effectiveness and efficiency	841	352	401	13.9
Support	451	89	176	97.8
Regulatory and other	36	28	—	—
	6,793	2,647	2,744	3.7
Fixed-line capital expenditure which includes spending on intangible assets, increased by 3.7% to R2,744 million (September 30, 2007: R2,647 million) and represents 16.6% of fixed-line revenue (September 30, 2007: 16.4%). Baseline capital expenditure of R1,512 million (September 30, 2007: R1,854 million) was largely for the deployment of technologies to support the growing data services business (including ADSL footprint), links to the mobile cellular operators and expenditure for access line deployment in selected high growth commercial and residential areas. The continued focus on rehabilitating the access network and increasing the efficiencies and redundancies in the transport network contributed to the network evolution and sustainment capital expenditure of R646 million (September 30, 2007: R318 million).
Telkom continues to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfilment, assurance and customer care, hardware technology upgrades on the billing platform and performance and service management. During the six months ended September 30, 2008, R401 million (September 30, 2007: R352 million) was spent on the implementation of several systems.

MOBILE CAPITAL EXPENDITURE

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Property, plant and equipment	2,475	977	1,253	28.2
Intangible assets	985	671	325	(51.6)
	3,460	1,648	1,578	(4.2)
Mobile capital expenditure, which includes spending on intangible assets, decreased by 4.2% to R1,578 million (September 30, 2007: R1,648 million) and represents 12.1% of mobile revenue (September 30, 2007 14.4%) and was mainly spent on the cellular network infrastructure consisting of radio, switching and transmission network infrastructure and computer software.
OTHER CAPITAL EXPENDITURE

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Other	1,413	125	1,818	1,354.4
Other capital expenditure consists of additions to property, plant and equipment for our subsidiaries TDS Directory Operations (Proprietary) Limited, Swiftnet (Proprietary) Limited, Africa Online Limited and Multi-Links Telecommunications Limited. Other capital expenditure, which includes spending on intangible assets, increased significantly to R1,818 million (September 30, 2007: R125 million) and represents 120.7% of other revenue (September 30, 2007: 13.9%). The significant increase in capital expenditure in the other segment is primarily due to the expansion of Multi-Links to build capacity for mobile voice and data products within the Nigerian market.
7. Segment performance
Telkom’s operating structure comprises three segments, fixed-line, mobile and other. The fixed-line segment provides fixed-line voice and data communications services through Telkom. The mobile segment provides mobile services through our 50% joint venture interest in Vodacom. The other segment provides fixed, mobile, data, long distance and international telecommunications services throughout Nigeria, through our 75% owned subsidiary, Multi-Links, directory services through our 64.9% owned subsidiary, TDS Directory Operations, internet services in Cote d’Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe, through our wholly owned subsidiary, Africa Online Limited and wireless data services through our wholly owned subsidiary, Swiftnet.

Vodacom’s results are proportionately consolidated into the Telkom Group’s consolidated financial statements. This means that we include 50% of Vodacom’s results in each of the line items in the Telkom Group’s consolidated financial statements.
The financial information provided below is before any inter-segmental eliminations.
SUMMARY

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Operating revenue	56,271	27,227	29,884	9.8
Fixed-line	32,572	16,108	16,565	2.8
Mobile	24,089	11,407	13,008	14.0
Other	1,979	902	1,506	67.0
Inter-segmental eliminations	(2,369)	(1,190)	(1,195)	0.4
Operating profit	14,619	7,364	6,676	(9.3)
Fixed-line	8,107	4,286	3,257	(24.0)
Mobile	6,247	2,856	3,220	12.7
Other	367	232	20	(91.4)
Inter-segmental eliminations	(102)	(10)	179	—
Operating profit margin(%)	26.0	27.0	22.3	(17.4)
Fixed-line	24.9	26.6	19.7	(25.9)
Mobile	25.9	25.0	24.8	(0.8)
Other	18.5	25.7	1.3	(94.9)
EBITDA	20,743	10,265	9,982	(2.8)
Fixed-line	11,839	6,154	5,252	(14.7)
Mobile	8,217	3,799	4,329	14.0
Other	504	322	188	(41.6)
Inter-segmental eliminations	183	(10)	213	—
EBITDA margin(%)	36.9	37.7	33.4	(11.4)
Fixed-line	36.3	38.2	31.7	(17.0)
Mobile	34.1	33.3	33.3	—
Other	25.5	35.7	12.5	(65.0)

FIXED-LINE SEGMENT
The fixed-line segment accounted for 55.5% (September 30, 2007: 59.2%) of Group operating revenues (before inter-segmental eliminations) and 48.8% (September 30, 2007: 58.2%) of Group operating profit for the six months ended September 30, 2008.
The financial information presented below for the fixed-line segment is before inter-segmental eliminations.
SUMMARY

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Revenue	32,572	16,108	16,565	2.8
Operating profit	8,107	4,286	3,257	(24.0)
EBITDA	11,839	6,154	5,252	(14.7)
Capital expenditure1	6,793	2,647	2,744	3.7
Operating profit margin(%)	24.9	26.6	19.7	(25.9)
EBITDA margin(%)	36.3	38.2	31.7	(17.0)
Capex to revenue(%)	20.9	16.4	16.6	1.2

1.	Including spend on intangible assets

FIXED-LINE OPERATING REVENUE

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Subscriptions and connections	6,330	3,118	3,233	3.7
Traffic	15,950	8,077	7,833	(3.0)
Local	4,076	2,125	1,881	(11.5)
Long distance	2,252	1,219	1,048	(14.0)
Fixed-to-mobile	7,557	3,794	3,803	0.2
International outgoing	986	498	481	(3.4)
Subscription based calling plans	1,079	441	620	40.6
Interconnection	1,757	833	956	14.8
Mobile operators	838	407	445	9.3
Fixed operators	28	5	36	620.0
International operators	891	421	475	12.8
Data	8,308	3,975	4,459	12.2
Leased lines and other data	6,460	3,076	3,597	16.9
Mobile leased facilities	1,848	899	862	(4.1)
Other	227	105	84	(20.0)
	32,572	16,108	16,565	2.8
Operating revenue from the fixed-line segment, before inter-segmental eliminations, increased by 2.8% to R16,565 million (September 30, 2007: R16,108 million) primarily due to increased data, interconnection and subscription and connection revenues, partially offset by a decline in traffic revenue.

Subscription and connections revenue grew by 3.7% to R3,233 million (September 30, 2007: R3,118 million) largely as a result of increased rental tariffs and the increase in the number of ISDN channels.
Traffic revenue decreased by 3.0% as a result of the acceleration of broadband adoption and the resultant loss of internet dial-up minutes as well as the increasing substitution of calls placed using mobile services rather than fixed-line services. Revenue from subscription based calling plans increased 40.6% to R620 million primarily due to increased volumes as a result of a 28.1% increase in the number of subscribers to 507,985 (September 30, 2007: 396,589) in the six months ended September 30, 2008.
Interconnection revenue increased by 14.8% to R956 million (September 30, 2007: R833 million) largely as a result of an increase of 12.8% in international interconnection revenue and a 9.3% increase in domestic mobile interconnection revenue. The increased interconnection revenue from international operators is mainly a result of higher exchange rates partially offset by a 6.3% decrease in international interconnection traffic minutes to 599 million minutes (September 30, 2007: 639 million minutes). Mobile interconnection revenue increased by 9.3% to R445 million (September 30, 2007: R407 million) primarily due to increased interconnection traffic from mobile operators. Mobile interconnection traffic minutes increased by 1.2% to 1,241 million minutes (September 30, 2007: 1,226 million minutes) in the six months ended September 30, 2008.
Data revenue increased by 12.2% to R4,459 million (September 30, 2007: R3,975 million) mainly due to higher demand for data services, including ADSL, an increase in internet access and related services and managed data network services.

FIXED-LINE OPERATING EXPENSES

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Employee expenses	7,397	3,414	4,079	19.5
Salaries and wages	5,509	2,770	2,867	3.5
Benefits	2,671	1,022	1,557	52.3
Other	3	3	3	—
Employee related expenses capitalised	(786)	(381)	(348)	(8.7)
Payments to other network operators	6,902	3,362	3,663	9.0
Payment to mobile operators	5,460	2,811	2,967	5.5
Payment to international operators	1,208	440	566	28.6
Payment to fixed-line operators	234	111	130	17.1
SG&A	3,899	1,844	2,237	21.3
Materials and maintenance	1,996	1,044	1,062	1.7
Marketing	583	271	260	(4.1)
Bad debts	217	89	118	32.6
Other	1,103	440	797	81.1
Services rendered	2,413	1,186	1,213	2.3
Property management	1,222	608	612	0.7
Consultants and security	1,191	578	601	4.0
Operating leases	619	337	328	(2.7)
Depreciation, amortisation, impairment and write-offs	3,732	1,868	1,995	6.8
	24,962	12,011	13,515	12.5
Fixed-line operating expenses, before inter-segmental eliminations, increased by 12.5% in the six months ended September 30, 2008, to R13,515 million (September 30, 2007: R12,011 million), primarily due to increased employee expenses, payments to other network operators, selling, general and administrative expenses, depreciation, amortisation, impairment and write-offs and services rendered partially offset by a decrease in operating leases.
Employee expenses increased by 19.5%, largely due to increased share option grant expenses as a result of the higher number of shares awarded, increase in medical aid provision for pensioners and increased salaries and wages as a result of salary increases. Included in salaries and wages is an 11% general increase for the bargaining unit employees (September 2007: 6.85%) based on a new agreement concluded with labour unions.

Payments to other network operators increased by 9.0% as a result of increased payments to mobile and international operators. Payments to mobile operators increased by 5.5%, largely due to increased mobile outgoing traffic during peak hours as a result of discount structures offered in the corporate segment. Payments to international operators increased by 28.6% primarily due to the increase of volumes in switched hubbing and the higher exchange rates.
Selling, general and administrative expenses increased by 21.3% primarily as a result of the R213 million impairment of the Telkom Media loan and the R34 million impairment of the Africa Online investment.
Services rendered increased by 2.3% mainly as a result of increased security costs to secure the copper network and increased transport cost due to higher fuel prices.
Operating leases decreased by 2.7% primarily due to a 10.9% reduction in the vehicle fleet from 9,327 vehicles at September 30, 2007 to 8,313 vehicles at September 30, 2008.
The 6.8% increase in the depreciation, amortisation, impairment and write-offs to R1,995 million (September 30, 2007: R1,868 million) was mainly as a result of higher capital expenditure and less significant extension of useful lives of assets in the current period.
Fixed-line operating profit decreased by 24.0% to R3,257 million (September 30, 2007: R4,286 million) with an operating profit margin of 19.7% (September 30, 2007: 26.6%).
EBITDA decreased by 14.7% to R5,252 million (September 30, 2007: R6,154 million), with the EBITDA margin decreasing to 31.7%. (September 30, 2007: 38.2%).

MOBILE SEGMENT
The mobile segment accounted for 43.5% of Group operating revenue (September 30, 2007: 41.9%) (before inter-segmental eliminations) and 48.2% of Group operating profits (September 30, 2007: 38.8%). Vodacom’s operational statistics are presented below at 100%, but all financial figures represent the 50% that is proportionately consolidated in the Group and presented before inter-segmental eliminations.
SUMMARY

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Operating revenue	24,089	11,407	13,008	14.0
Operating profit	6,247	2,856	3,220	12.7
EBITDA	8,217	3,799	4,329	14.0
Capital expenditure1	3,460	1,648	1,578	(4.2)
Operating profit margin(%)	25.9	25.0	24.8	(0.8)
EBITDA margin(%)	34.1	33.3	33.3	—
Capex to revenue(%)	14.4	14.4	12.1	(16.0)
1.     Including spend on intangible assets
MOBILE OPERATING REVENUE

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Airtime and access	13,548	6,474	7,304	12.8
Data	2,501	1,048	1,502	43.3
Interconnect	4,443	2,152	2,372	10.2
Equipment sales	2,526	1,196	1,245	4.1
International airtime	918	476	487	2.3
Other	153	61	98	60.7
	24,089	11,407	13,008	14.0
Operating revenue from the mobile segment increased by 14.0%, before inter-segmental eliminations, to R13,008 million (September 30, 2007: R11,407 million), primarily driven by customer growth in all operations and higher data penetration levels. Revenue from Vodacom’s operations outside of South Africa increased by 31.2% to R1,650 million (September 30, 2007: R1,258 million) for the six months ended September 30, 2008.

The growth in revenue can largely be attributed to a 13.1% increase in Vodacom’s total customers to 35.7 million as of September 30, 2008, (September 30, 2007: 31.6 million), resulting from strong growth in prepaid and contract customers in South Africa and 26.3% growth in customers outside of South Africa. In South Africa, total ARPUs increased by 8.2% to R132 (September 30, 2007: R122) for the six months ended September 30, 2008. Contract ARPUs decreased 1.2% to R481 (September 30, 2007: R487) and prepaid ARPUs increased by 11.9% to R66 (September 30, 2007: R59) for the six months ended September 30, 2008.
Data revenue increased by 43.3% and represents 11.5% of mobile revenue during the six months ended September 30, 2008 (September 30, 2007: 9.2%). The growth was largely due to higher penetration levels and more affordable product offerings. Vodacom South Africa transmitted 2.4 billion SMS messages (September 30, 2007: 2.2 billion), over its network during the six months ended September 30, 2008.
Mobile interconnect revenue increased by 10.2% to R2,372 million for the six months ended September 30, 2008 (September 30, 2007: R2,152 million) , primarily as a result of the increased number of Vodacom customers and the related increase in incoming traffic.
Equipment sales increased by 4.1% to R1,245 million for the six months ended September 30, 2008 (September 30, 2007: R1,196 million) primarily due to the growth of the customer base. South African handset sales volumes increased by 2.0% to 2.4 million units (September 30, 2007: 2.3 million units) during the six months ended September 30, 2008.
Vodacom’s international airtime revenue consists largely of international calls by Vodacom’s customers, roaming revenue from Vodacom customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s network. International airtime revenue increased 2.3% to R487 million for the six months ended September 30, 2008 (September 30, 2007: R476 million).

MOBILE OPERATING EXPENSES

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Employee expenses	1,488	732	853	16.5
Payments to other operators	3,279	1,577	1,839	16.6
SG&A	10,271	4,972	5,559	11.8
Services rendered	115	54	81	50.0
Operating leases	775	295	379	28.5
Depreciation, amortisation, impairment and write-offs	1,970	943	1,109	17.6
	17,898	8,573	9,820	14.5
Mobile operating expenses, before inter-segmental eliminations, increased by 14.5% to R9,820 million for the six months ended September 30, 2008 (September 30, 2007: R8,573 million), primarily due to increased selling and distribution costs, payments to other operators, depreciation, amortisation, impairment and write-offs, employee expenses, operating leases and services rendered.
Mobile employee expenses increased by 16.5% to R853 million for the six months ended September 30, 2008 (September 30, 2007: R732 million), primarily due to a 5.6% increase in the total number of employees to 6,588 mainly as a result of the strengthening of management structures to support the growth in ongoing operations. Annual salary increases and increased provisions for long-term incentive schemes also contributed to the increased employee expenses. Employee productivity has improved in all of Vodacom’s operations, as measured by customers per employee, increased by 7.1% to 5,417 customers per employee.
Mobile payments to other operators increased by 16.6% to R1,839 million (September 30, 2007: R1,577 million) in the six months ended September 30, 2008, primarily as a result of increased outgoing traffic terminating on the other mobile networks relative to traffic terminating on the fixed-line network.
Mobile selling, general and administrative expenses increased by 11.8% to R5,559 million for the six months ended September 30, 2008 (September 30, 2007: R4,972 million), primarily due to an increase in selling, distribution and marketing expenses mainly driven by new technologies and enhancing brand presence in all operations to support the growth in South African and other African operations.

Mobile depreciation, amortisation, impairment and write-offs increased by 17.6% to R1,109 million for the six months ended September 30, 2008 (September 30, 2007: R943 million), primarily as a result of increased capital expenditure upgrading and expanding Vodacom’s networks.
Telkom’s 50% share of Vodacom’s profit from operations increased by 12.7% to R3,220 million for the six months ended September 30, 2008 (September 30, 2007: R2,856 million) and the mobile operating profit margin decreased to 24.8% (September 30, 2007: 25.0%). Mobile EBITDA increased by 14.0% to R4,329 million for the six months ended September 30, 2008 (September 30, 2007: R3,799 million) with the EBITDA margin remaining at 33.3%.
OTHER SEGMENT
The other segment accounted for 5.0% of Group operating revenue (September 30, 2007: 3.3%) (before inter-segmental eliminations) and 0.3% of Group operating profits (September 30, 2007: 3.1%).
SUMMARY

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Operating revenue	1,979	902	1,506	67.0
Operating profit	367	232	20	(91.4)
EBITDA	504	322	188	(41.6)
Capital expenditure1	1,413	125	1,818	1,354.4
Operating profit margin(%)	18.5	25.7	1.3	(94.9)
EBITDA margin(%)	25.5	35.7	12.5	(65.0)
Capex to revenue(%)	71.4	13.9	120.7	768.3
1.     Including spend on intangible assets

The following table shows the contributions to other operating expenses by each of the four subsidiaries contained in our other segment and the percentage change for the period indicated.
OTHER OPERATING REVENUE

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Multi-Links	845	310	813	162.3
TDS Directory Operations	930	498	581	16.7
Africa Online	110	46	63	37.0
Swiftnet	94	48	49	2.1
	1,979	902	1,506	67.0
Other operating revenue before inter segmental eliminations increased by 67.0% in the six months ended September 30, 2008 to R1,506 million (September 30, 2007: R902 million) primarily driven by the increase in revenue generated by Multi-Links as a result of the increase in number of subscribers.
OTHER OPERATING EXPENSES

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Employee expenses	251	124	156	25.8
Payments to other operators	698	137	347	153.3
SG&A	505	320	798	149.4
Services rendered	26	9	17	88.9
Operating leases	62	16	35	118.8
Depreciation, amortisation, impairment and write-offs	137	90	168	86.7
	1,679	696	1,521	118.5
Other operating expenses, before inter-segmental eliminations, increased by 118.5% to R1,521 million (September 30, 2007: R696 million) in the six months ended September 20, 2008 primarily due to the increase in operating expenses of Multi-Links.

The following table shows the contributions to other operating expenses by each of the four subsidiaries contained in our other segment and the percentage change for the period indicated.

	Year ended	Six months ended
	March 31,	September 30,
In ZAR millions	2008	2007	2008	%
Multi-Links	942	319	1,081	238.9
TDS Directory Operations	530	282	321	13.8
Africa Online	118	53	71	34.0
Swiftnet	89	42	48	14.3
	1,679	696	1,521	118.5
8. Employees
FIXED-LINE

	Year ended	Six months ended
	March 31,	September 30,
	2008	2007	2008	%
Telkom Company	24,879	25,570	24,075	(5.9)
Lines per employee	182	181	187	3.3
MOBILE EMPLOYEES

	Year ended	Six months ended
	March 31,	September 30,
	2008	2007	2008	%
South Africa1,2	4,849	4,716	4,979	5.6
Customers per employee1,2	5,119	4,940	5,070	2.6
Other African countries2	1,992	1,524	1,609	5.6
Customers per employee2	4,605	5,425	6,491	19.6
Vodacom Group1,2	6,841	6,240	6,588	5.6
Customers per employee1,2	4,969	5,058	5,417	7.1

1.	Includes Holding Company and Mauritius employees.

2.	Includes Agency temporary employees.

OTHER

	Year ended	Six months ended
	March 31,	September 30,
	2008	2007	2008	%
Swiftnet	85	71	86	21.1
TDS Directory Operations	610	622	524	(15.8)
Africa Online	379	351	357	1.7
Multi-Links	680	673	1,006	49.5
9. Condensed consolidated interim statements
REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS TO THE SHAREHOLDERS OF TELKOM SA LIMITED
Introduction
We have reviewed the accompanying interim condensed consolidated balance sheet of Telkom SA Limited as at September 30, 2008 and the related interim condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.
Management is responsible for the preparation and fair presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting (‘IAS 34’). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.
Scope of Review
We conducted our review in accordance with International Standard on Review Engagements 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements do not present fairly, in all material respects, the financial position of the entity as at September 30, 2008, and of its financial performance and its cash flows for the six- month period then ended in accordance with IAS 34.
Ernst & Young Inc.
Registered Auditor
November 14, 2008
Pretoria

Condensed consolidated interim income statement
for the six months ended September 30, 2008

		Audited*	Reviewed*	Reviewed
		March 31,	September 30,	September 30,
		2008	2007	2008
	Notes	Rm	Rm	Rm
Total revenue	3.1	56,851	27,538	30,261
Operating revenue	3.2	56,271	27,227	29,884
Other income		534	204	246
Operating expenses		42,186	20,067	23,454
Employee expenses	4.1	9,131	4,295	5,087
Payments to other operators	4.2	9,169	4,220	4,972
Selling, general and administrative expenses	4.3	14,382	6,908	8,302
Service fees	4.4	2,552	1,252	1,310
Operating leases	4.5	828	491	477
Depreciation, amortisation, impairment and write-offs	4.6	6,124	2,901	3,306
Operating profit		14,619	7,364	6,676
Investment income		197	130	136
Finance charges and fair value movement		1,797	972	1,036
Interest		1,879	867	1,258
Foreign exchange and fair value movement		(82)	105	(222)
Profit before taxation		13,019	6,522	5,776
Taxation	5	4,705	2,678	2,009
Loss for the period from disposal group held for sale	14	142	51	82
Profit for the year/period		8,172	3,793	3,685
Attributable to:
Equity holders of Telkom		7,975	3,700	3,622
Minority interest		197	93	63
		8,172	3,793	3,685
Basic earnings per share (cents)	7	1,565.0	724.3	723.9
Diluted earnings per share (cents)	7	1,546.9	719.5	716.1
Dividend per share (cents)	7	1,100.0	1,100.0	660.0

*	The amounts have been adjusted to disclose the effect of Disposal group held for sale as disclosed in note 14.

Condensed consolidated interim balance sheet
at September 30, 2008

		Audited*	Reviewed*	Reviewed
		March 31,	September 30,	September 30,
		2008	2007	2008
	Notes	Rm	Rm	Rm
ASSETS
Non-current assets		57,744	52,231	60,225
Property, plant and equipment	9	46,815	42,743	49,024
Intangible assets	10	8,451	7,391	8,456
Investments		1,448	1,425	1,590
Deferred expenses		221	248	197
Finance lease receivables		206	172	270
Deferred taxation	11	603	252	688
Current assets		12,586	11,310	12,449
Short-term investments		51	79	56
Inventories	12	1,287	1,541	1,755
Income tax receivable		9	18	100
Current portion of deferred expenses		362	324	368
Current portion of finance lease receivables		166	121	179
Trade and other receivables		8,969	8,235	9,164
Other financial assets		614	214	122
Cash and cash equivalents	13	1,128	778	705
Disposal group held for sale — assets	14	42	54	53
Total assets		70,372	63,595	72,727
EQUITY AND LIABILITIES
Equity attributable to equity holders of Telkom		32,815	29,106	33,635
Share capital and premium	15	5,208	5,329	5,208
Treasury shares	16	(1,638)	(1,638)	(1,522)
Share-based compensation reserve	17	643	147	938
Non-distributable reserves		1,292	712	1,341
Retained earnings		27,310	24,556	27,670
Minority interest		522	469	578
Total equity		33,337	29,575	34,213
Non-current liabilities		15,081	9,838	15,739
Interest-bearing debt	18	9,395	4,501	10,692
Other financial liabilities		919	707	—
Provisions		1,660	1,551	1,846
Deferred revenue		1,128	1,053	1,141
Deferred taxation	11	1,979	2,026	2,060
Current liabilities		21,873	24,167	22,715
Trade and other payables		8,740	6,720	8,117
Shareholders for dividend	6	20	21	24
Current portion of interest-bearing debt	18	6,330	10,962	6,767
Current portion of provisions		2,154	1,586	1,762
Current portion of deferred revenue		2,593	2,202	2,580
Income tax payable		323	122	475
Other financial liabilities		371	251	1,108
Credit facilities utilised	13	1,342	2,303	1,882
Disposal group held for sale — liabilities	14	81	15	60
Total liabilities		37,035	34,020	38,514
Total equity and liabilities		70,372	63,595	72,727

*	The amounts have been adjusted to disclose the effect of Disposal group held for sale as disclosed in note 14.

Condensed consolidated interim statement of changes in equity for the six months ended September 30, 2008

	Attributable to equity
	holders of Telkom
	Share	Treasury
	capital	shares
	Rm	Rm
Balance at April 1, 2007	5,329	(1,774)
Total recognised income and expense
Profit for the period
Foreign currency translation reserve (net of tax of R2 million)
Dividend declared (refer to note 6)
Transfer to non-distributable reserves
Increase in Share-based compensation reserve (refer to note 17)
Shares vested and re-issued (refer to notes 16 and 17)		136
Acquisition of subsidiaries and minorities
Minority put option (refer to note 19)
Balance at September 30, 2007	5,329	(1,638)
Balance at April 1, 2007	5,329	(1,774)
Total recognised income and expense
Profit for the year
Revaluation of available-for-sale (net of tax of R1 million)
Foreign currency translation reserve (net of tax of R6 million)
Dividend declared (refer to note 6)
Transfer to non-distributable reserves
Increase in Share-based compensation reserve (refer to note 17)
Shares vested and re-issued (refer to notes 16 and 17)		136
Acquisition of subsidiaries and minorities Shares bought back and cancelled	(121)
Minority put option (refer to note 19)
Balance at March 31, 2008	5,208	(1,638)
Total recognised income and expense
Profit for the period
Foreign currency translation reserve (net of tax of R2 million)
Dividend declared (refer to note 6)
Transfer from non-distributable reserves
Reversal of at acquisition contingent liability
Increase in Share-based compensation reserve (refer to note 17)
Shares vested and re-issued (refer to notes 16 and 17)		116
Balance at September 30, 2008	5,208	(1,522)

	Attributable to equity holders of Telkom
	Share-based	Non-
	compensation	distributable	Retained
	reserve	reserves	earnings	Total
	Rm	Rm	Rm	Rm
Balance at April 1, 2007	257	1,413	26,499	31,724
Total recognised income and expense		(56)	3,700	3,644
Profit for the period			3,700	3,700
Foreign currency translation reserve (net of tax of R2 million)		(56)		(56)
Dividend declared (refer to note 6)			(5,627)	(5,627)
Transfer to non-distributable reserves		16	(16)	—
Increase in Share-based compensation reserve (refer to note 17)	26			26
Shares vested and re-issued (refer to notes 16 and 17)	(136)			—
Acquisition of subsidiaries and minorities				—
Minority put option (refer to note 19)		(661)		(661)
Balance at September 30, 2007	147	712	24,556	29,106
Balance at April 1, 2007	257	1,413	26,499	31,724
Total recognised income and expense		529	7,975	8,504
Profit for the year			7,975	7,975
Revaluation of available-for-sale (net of tax of R1 million)		8		8
Foreign currency translation reserve (net of tax of R6 million)		521		521
Dividend declared (refer to note 6)			(5,627)	(5,627)
Transfer to non-distributable reserves		11	(11)	—
Increase in Share-based compensation reserve (refer to note 17)	522			522
Shares vested and re-issued (refer to notes 16 and 17)	(136)			—
Acquisition of subsidiaries and minorities				—
Shares bought back and cancelled			(1,526)	(1,647)
Minority put option (refer to note 19)		(661)		(661)
Balance at March 31, 2008	643	1,292	27,310	32,815
Total recognised income and expense		63	3,622	3,685
Profit for the period			3,622	3,622
Foreign currency translation reserve (net of tax of R2 million)		63		63
Dividend declared (refer to note 6)			(3,306)	(3,306)
Transfer from non-distributable reserves		(14)	14	—
Reversal of at acquisition contingent liability			30	30
Increase in Share-based compensation reserve (refer to note 17)	411			411
Shares vested and re-issued (refer to notes 16 and 17)	(116)			—
Balance at September 30, 2008	938	1,341	27,670	33,635

	Minority	Total
	interest	equity
	Rm	Rm
Balance at April 1, 2007	284	32,008
Total recognised income and expense	87	3,731
Profit for the period	93	3,793
Foreign currency translation reserve (net of tax of R2 million)	(6)	(62)
Dividend declared (refer to note 6)	—	(5,627)
Transfer to non-distributable reserves		—
Increase in Share-based compensation reserve (refer to note 17)		26
Shares vested and re-issued (refer to notes 16 and 17)		—
Acquisition of subsidiaries and minorities	98	98
Minority put option (refer to note 19)		(661)
Balance at September 30, 2007	469	29,575
Balance at April 1, 2007	284	32,008
Total recognised income and expense	226	8,730
Profit for the year	197	8,172
Revaluation of available-for-sale (net of tax of R1 million)		8
Foreign currency translation reserve (net of tax of R6 million)	29	550
Dividend declared (refer to note 6)	(65)	(5,692)
Transfer to non-distributable reserves		—
Increase in Share-based compensation reserve (refer to note 17)		522
Shares vested and re-issued (refer to notes 16 and 17)		—
Acquisition of subsidiaries and minorities	77	77
Shares bought back and cancelled		(1,647)
Minority put option (refer to note 19)		(661)
Balance at March 31, 2008	522	33,337
Total recognised income and expense	82	3,767
Profit for the period	63	3,685
Foreign currency translation reserve (net of tax of R2 million)	19	82
Dividend declared (refer to note 6)	(26)	(3,332)
Transfer from non-distributable reserves		—
Reversal of at acquisition contingent liability		30
Increase in Share-based compensation reserve (refer to note 17)		411
Shares vested and re-issued (refer to notes 16 and 17)		—
Balance at September 30, 2008	578	34,213

Condensed consolidated interim cash flow statement
for the six months ended September 30, 2008

		Audited	Reviewed	Reviewed
		March 31,	September 30,	September 30,
		2008	2007	2008
	Notes	Rm	Rm	Rm
Cash flows from operating activities		10,603	683	3,033
Cash receipts from customers		55,627	27,048	29,710
Cash paid to suppliers and employees		(34,371)	(18,735)	(21,360)
Cash generated from operations		21,256	8,313	8,350
Interest received		433	251	299
Finance charges paid		(1,077)	(128)	(337)
Taxation paid		(4,277)	(2,041)	(1,951)
Cash generated from operations before dividend paid		16,335	6,395	6,361
Dividend paid	6	(5,732)	(5,712)	(3,328)
Cash flows from investing activities		(14,106)	(7,028)	(5,262)
Proceeds on disposal of property, plant and equipment and intangible assets		169	33	23
Proceeds on disposal of investment		8	8	—
Additions to property, plant and equipment and intangible assets		(11,657)	(4,533)	(5,131)
Acquisition of subsidiaries and minorities		(2,462)	(2,480)	—
Additions to other investments		(164)	(56)	(154)
Cash flows from financing activities		2,943	4,520	1,254
Loans raised		23,877	13,194	10,105
Loans repaid		(19,315)	(8,694)	(9,127)
Shares bought back and cancelled		(1,647)	—	—
Finance lease capital repaid		(61)	(26)	(14)
Decrease in net financial assets		89	46	290
Net decrease in cash and cash equivalents		(560)	(1,825)	(975)
Net cash and cash equivalents at beginning of year		308	308	(208)
Effect of foreign exchange rate differences		44	(8)	6
Net cash and cash equivalents at end of year/period	13	(208)	(1,525)	(1,177)

Notes to the condensed consolidated interim financial statements for the six months ended September 30, 2008
1. CORPORATE INFORMATION
Telkom SA Limited (‘Telkom’) is a company incorporated and domiciled in the Republic of South Africa (‘South Africa’) whose shares are publicly traded. The main objective of Telkom, its subsidiaries and joint ventures (‘the Group’) is to supply telecommunication, broadcasting, multimedia, technology, information and other related information technology services to the general public, as well as mobile communication services through the Vodacom Group (Proprietary) Limited (‘Vodacom’) in South Africa and certain other African countries. The Group’s services and products include:
•	fixed-line subscription and connection services to postpaid, prepaid and private payphone customers using PSTN lines, including ISDN lines, and the sale of subscription based value-added voice services and customer premises equipment rental and sales;

•	fixed-line traffic services to postpaid, prepaid and payphone customers, including local, long distance, fixed-to-mobile, international outgoing and international voice-over-internet protocol traffic services;

•	interconnection services, including terminating and transiting traffic from South African mobile operators, as well as from international operators and transiting traffic from mobile to international destinations;

•	fixed-line data services, including domestic and international data transmission services, such as point-to-point leased lines, ADSL services, packet-based services, managed data networking services and internet access and related information technology services;

•	e-commerce, including internet access service provider, application service provider, hosting, data storage, e-mail and security services;

•	directory services, through our TDS Directory Operations Group, wireless data services, through our Swiftnet (Proprietary) Limited subsidiary, internet services outside South Africa, through our Africa Online Limited subsidiary and information, communication and telecommunication operating services in Nigeria, through Multi-Links Telecommunications Limited subsidiary; and

•	mobile communications services, including voice services, data services, value-added services and handset sales through Vodacom.

The condensed consolidated interim financial statements of the Group for the six months ended September 30, 2008 were authorised for issue in accordance with a resolution of the directors on November 14, 2008.
2. BASIS OF PREPARATION AND ACCOUNTING POLICIES
Basis of preparation
The condensed consolidated interim financial statements have been prepared in accordance with IAS34 Interim Financial Reporting and in compliance with the South African Companies Act,1973.
The condensed consolidated interim financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at grant date fair value. The results of the interim period are not necessarily indicative of the results for the entire year, and these reviewed financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2008.
The preparation of condensed consolidated interim financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions that the Group may undertake in the future, actual results may differ from those estimates.

Significant accounting policies
The Group’s significant accounting policies and methods of computation are consistent with those applied in the previous financial year except for the following:
•	the Group has adopted IFRIC12 service concession arrangements

•	the Group has adopted IFRIC14 the limit on a defined benefit asset, minimum funding requirements and their interaction.
IFRIC12 Service Concession Arrangements
The interpretation is effective for annual periods beginning on or after January 1, 2008. The interpretation defines service concession arrangements as arrangements whereby a government or other body grants contracts for the supply of public services such as roads, energy distributions, prisons or hospitals to private operators. The interpretation draws a distinction between two types of service concession arrangements (1) where the operator receives a financial asset, specifically an unconditional right to receive cash or another financial asset from the government in return for constructing or upgrading the public sector asset, and (2) where the operator receives an intangible asset; a right to charge for the use of the public sector asset that it constructs or upgrades.
The operator measures both the financial asset and the intangible asset at fair value. The operator of a service concession arrangement measures revenue in accordance with IAS11 and IAS18 for the service it performs.
The adoption of the interpretation does not have an impact on the Group’s financial statements.
IFRIC14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
The interpretation is effective for annual periods beginning on or after January 1, 2008 and addresses the interaction between a minimum funding requirement and the limit placed by paragraph 58 of IAS19 on the measurement of the defined benefit asset. When determining the limit on a defined benefit asset in accordance with IAS19.58, the interpretation requires an entity to measure any economic benefits available to them in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan and any statutory requirements in the jurisdiction of the plan. The interpretation states that the employer only needs to have an unconditional right to use the surplus at some point during the life of the plan or on its wind up in order for a surplus to be recognised. The Telkom Pension fund meets the interpretation criteria for recognition of the asset, since it has an unconditional right to use the surplus.

The adoption of the interpretation does not have an impact on the Group’s financial statements since the Group has always recognised an asset.

	March 31,	September 30,	September 30,
	2008	2007	2008
	Rm	Rm	Rm
3. REVENUE**
3.1 Total revenue	56,851	27,538	30,261
Operating revenue	56,271	27,227	29,884
Other income (excluding profit on disposal of property, plant and equipment and investments)	383	181	241
Investment income	197	130	136
3.2 Operating revenue	56,271	27,227	29,884
Fixed-line	32,572	16,108	16,565
Mobile	24,089	11,407	13,008
Other	1,993	902	1,517
Disposal group held for sale	(14)	—	(11)
Eliminations	(2,369)	(1,190)	(1,195)
Fixed-line	32,572	16,108	16,565
Subscriptions, connections and other usage	6,330	3,118	3,233
Traffic	15,950	8,077	7,833
Domestic (local and long distance)	6,328	3,344	2,929
Fixed-to-mobile	7,557	3,794	3,803
International (outgoing)	986	498	481
Subscription based calling plans*	1,079	441	620
Interconnection	1,757	833	956
Data	8,308	3,975	4,459
Sundry revenue	227	105	84

*	At March 31, 2008 the Group reclassified calling plans from domestic traffic into a separate revenue line item, to disclose revenue earned from subscription based calling plans. The September 30, 2007 amounts for fixed-line have been reclassified accordingly.

**	Refer to note 14 for Disposal group held for sale.

4. OPERATING EXPENSES**
Operating expenses comprise:
4.1 Employee expenses	9,131	4,295	5,087
Salaries and wages	7,115	3,577	3,752
Medical aid contributions	416	203	212
Retirement contributions	593	297	354
Post-retirement benefits	310	154	262
Share-based compensation expense (refer to note 17)	522	26	411
Other benefits	976	420	445
Employee expenses capitalised	(801)	(382)	(349)
Other benefits
Other benefits include skills development, annual leave, performance incentive and service bonuses.
4.2 Payments to other operators	9,169	4,220	4,972
Payments to other network operators consist of expenses in respect of interconnection with other network operators.
4.3 Selling, general and administrative expenses	14,382	6,908	8,302
Selling and administrative expenses	10,327	4,862	6,069
Maintenance	2,508	1,300	1,349
Marketing	1,247	638	729
Bad debts	300	108	155
4.4 Service fees	2,552	1,252	1,310
Facilities and property management	1,228	610	617
Consultancy services	273	117	124
Security and other	982	506	552
Auditors’ remuneration	69	19	17
4.5 Operating leases	828	491	477
Land and buildings	162	166	109
Transmission and data lines	187	63	123
Equipment	48	28	19
Vehicles	431	234	226
4.6 Depreciation, amortisation, impairment and write-offs	6,124	2,901	3,306
Depreciation of property, plant and equipment	4,853	2,377	2,747
Amortisation of intangible assets	742	368	427
Impairment of property, plant and equipment and intangible assets	244	89	45
Reversal of impairment of property, plant and equipment	—	(9)	—
Write-offs of property, plant and equipment and intangible assets	285	76	87
Due to the competitive and economic environment in which VM, S.A.R.L operates in Mozambique and the delays in fully implementing the expansion strategy in Africa Online Limited, the Group assessed the assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets. The recoverable amount of VM was based on the fair value less cost of disposal and the recoverable amount of Africa Online was based on value in use. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The prior year reversal of the impairment loss related to an increase in the fair value of infrastructure assets due to exchange rate fluctuations.

**	Refer to note 14 for Disposal group held for sale.

5. TAXATION**	4,705	2,678	2,009
South African normal company taxation	3,757	1,681	1,577
Deferred taxation	219	617	(13)
Secondary Taxation on Companies (‘STC’)	678	363	313
Foreign taxation	51	17	132
The decrease in deferred taxation and STC was mainly due to the lower dividend declared which resulted in a lower STC charge.

**	Refer to note 14 for Disposal group held for sale.

6. DIVIDEND PAID	(5,732)	(5,712)	(3,328)
Dividends payable at beginning of year	(15)	(15)	(20)
Declared during the year/period:
Dividends on ordinary shares	(5,627)	(5,627)	(3,306)
Final dividend for 2007: 600 cents	(3,069)	(3,069)	—
Special dividend for 2007: 500 cents	(2,558)	(2,558)	—
Final dividend for 2008: 660 cents	—	—	(3,306)
Dividends paid to minority shareholders	(110)	(91)	(26)
Dividends payable at end of year/period	20	21	24
7. EARNINGS AND DIVIDEND PER SHARE
Basic earnings per share (cents)	1,565.0	724.3	723.9
The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the period of R3,622 million (September 30, 2007: R3,700 million; March 31, 2008: R7,975 million) and 500,375,818 (September 30, 2007: 510,865,276; March 31, 2008: 509,595,092) weighted average number of ordinary shares in issue.

Diluted earnings per share (cents)	1,546.9	719.5	716.1
The calculation of diluted earnings per share is based on earnings for the year of R3,622 million (September 30, 2007: R3,700 million; March 31, 2008: R7,975 million) and 505,773,827 diluted weighted average number of ordinary shares (September 30, 2007: 514,222,319; March 31, 2008: 515,541,966). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Headline earnings per share (cents)*	1,634.8	742.3	745.2
The calculation of headline earnings per share is based on headline earnings of R3,729 million (September 30, 2007: R3,792 million; March 31, 2008: R8,331 million) and 500,375,818 (September 30, 2007: 510,865,276; March 31, 2008: 509,595,092) weighted average number of ordinary shares in issue.

Diluted headline earnings per share (cents)*	1,616.0	737.4	737.3
The calculation of diluted headline earnings per share is based on headline earnings of R3,729 million (September 30, 2007: R3,792 million; March 31, 2008: R8,331 million) and 505,773,827 (September 30, 2007: 514,222,319; March 31, 2008: 515,541,966) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Reconciliation of weighted average number of ordinary shares:
Ordinary shares in issue (refer to note 15)	532,855,530	532,855,530	520,784,186
Weighted average number of shares bought back	(1,594,241)	—	—
Weighted average number of treasury shares	(21,666,197)	(21,990,254)	(20,408,368)
Weighted average number of shares outstanding	509,595,092	510,865,276	500,375,818
Reconciliation between earnings and headline earnings:
Earnings as reported	7,975	3,700	3,622
Adjustments:
Profit on disposal of investment	(4)	(4)	—
Profit on disposal of property, plant and equipment and intangible assets	(147)	(19)	(7)
Impairment of property, plant and equipment and intangible assets	244	89	45
Reversal of impairment of property, plant and equipment	—	(9)	—
Write-offs of property, plant and equipment	285	76	87
Tax effects	(26)	(41)	(18)
Minority interest	4	—	—
Headline earnings	8,331	3,792	3,729
Reconciliation of diluted weighted average number of ordinary shares:
Weighted average number of shares outstanding	509,595,090	510,865,276	500,375,818
Expected future vesting of shares	5,946,876	3,357,043	5,398,009
Diluted weighted average number of shares outstanding	515,541,966	514,222,319	505,773,827
Dividend per share (cents)	1,100.0	1,100.0	660.0
The calculation of dividend per share is based on dividends of R3,306 million (September 30, 2007: R5,627 million; March 31, 2008: R5,627 million) and 500,941,029 (September 30, 2007: 511,513,237; March 31, 2008: 511,513,237) number of ordinary shares outstanding on the date of dividend declaration. The reduction in the number of shares represents the number of treasury shares held on date of payment.

*	The disclosure of headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS. It has been calculated in accordance with the South African Institute of Chartered Accountants’ circular issued in this regard.

8. NET ASSET VALUE PER SHARE (CENTS)	6,570.3	5,690.2	6,721.9
The calculation of net asset value per share is based on net assets of R33,635 million (September 30, 2007: R29,106 million; March 31, 2008: R32,815 million) and 500,375,818 (September 30, 2007: 511,513,237; March 31, 2008: 499,441,985) number of ordinary shares outstanding.

9. PROPERTY, PLANT AND EQUIPMENT
Additions	10,108	3,580	5,585
Disposals	(122)	(19)	(57)
A major portion of this capital expenditure relates to the expansion of existing networks and services across the Telkom Group. An extensive build program with focus on Next Generation Network technologies at Telkom has resulted in an increase in property, plant and equipment additions which is expected to continue over the next few years.

Included in additions for Telkom is an amount of R178 million (September 30, 2007: R26 million; March 31, 2008: R31 million) that refers to finance leases and site restoration costs.
10. INTANGIBLE ASSETS
Additions	3,720	2,820	587
Included in additions for September 30, 2007 and March 31, 2008 are intangibles relating to business combinations. There were no disposals of intangible assets during the six months ended September 30, 2008 and 2007 and the year ended March 31, 2008.

11. DEFERRED TAXATION	(1,376)	(1,774)	(1,372)
Deferred tax assets	603	252	688
Deferred tax liabilities	(1,979)	(2,026)	(2,060)
Unutilised Secondary Taxation on Companies
(‘STC’) credits	1,830	265	1,603
The deferred tax asset represents STC credits on past dividends received that are available to be utilised against dividends declared. The tax asset will be utilised when dividends are declared.
12. INVENTORIES	1,287	1,541	1,755
Gross inventories	1,535	1,732	2,007
Write-down of inventories to net realisable value	(248)	(191)	(252)
The increase of inventory levels since March 2008 was mainly due to the roll-out of the Next Generation Network, a higher demand on Telkom internet products and an increase in cable stock.
The increase in merchandise in the current period is due to the accelerated acquisition of merchandise to limit the Group’s exposure to foreign currency fluctuations.

13. NET CASH AND CASH EQUIVALENTS	(208)	(1,525)	(1,177)
Cash shown as current assets	1,134	778	705
Cash and bank balances	664	778	684
Short-term deposits	470	—	21
Credit facilities utilised	(1,342)	(2,303)	(1,882)
Disposal group held for sale — Telkom Media included above	6	—	1
Undrawn borrowing facilities	7,565	7,864	6,819
The undrawn borrowing facilities are unsecured, when drawn bear interest at a rate linked to the prime interest rate, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity. At September 30, 2008 R3,000 million of these undrawn facilities were committed by Telkom.
Borrowing powers
To borrow money, the directors may mortgage or encumber Telkom’s property or any part thereof and issue debentures, whether secured or unsecured, whether outright as a security or debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the TL20 loan as well as the conditions and covenants of the Bridge Loan facility.

14. DISPOSAL GROUP HELD FOR SALE
The assets and liabilities for Telkom Media have been presented as held for sale following a decision made by the Telkom SA board in March 2008 to substantially reduce its investment in Telkom Media.
Subsequent to period end, interest was expressed in the discontinued operation from a third party. Terms are currently being negotiated. The results of discontinued operations, and the result recognised on the re-measurement of assets or disposal group is as follows:

Revenue	14	—	11
Expenses	(157)	(51)	(93)
Loss before taxation of disposal group held for sale	(143)	(51)	(82)
Taxation	1	—	—
Loss after taxation of disposal group held for sale	(142)	(51)	(82)
The net cash flows attributable to the operating, investing and financing activities of disposal group
Operating cash flows	(95)	(34)	(89)
Investing cash flows	(218)	(41)	(31)
Financing cash flows	319	75	116
Total cash flows	6	—	(4)
Assets	42	54	53
Liabilities	81	15	60

15. SHARE CAPITAL AND PREMIUM
Issued and fully paid	5,208	5,329	5,208
520,784,184 (September 30, 2007: 532,855,528; March 31, 2008: 520,784,184) ordinary shares of R10 each	5,208	5,329	5,208
1 (September 30, 2007: 1; March 31, 2008: 1) Class A ordinary share of R10	—	—	—
1 (September 30, 2007: 1; March 31, 2008: 1) Class B ordinary share of R10	—	—	—
The following table illustrates the movement within the number of shares issued:

	Number of	Number of	Number of
	shares	shares	shares
Shares in issue at beginning of year/period	532,855,530	532,855,530	520,784,186
Shares bought back and cancelled	(12,071,344)	—	—
Shares in issue at end of year/period	520,784,186	532,855,530	520,784,186
The rights of class A and class B ordinary shares rank equally with the ordinary shares in respect of rights to dividends but differ in respect of the right to appoint directors. Full details of the voting rights of ordinary class A and class B shares are documented in the Articles of Association of Telkom.
The directors have been given authority to buy back Telkom’s own shares up to a limit of 20% of the issued share capital as at September 22, 2008. This authority expires at the next Annual General Meeting.

16. TREASURY SHARES	(1,638)	(1,638)	(1,522)
At September 30, 2008 8,994,097 (September 30, 2007: 10,493,233; March 31, 2008: 10,493,141) and 10,849,058 (September 30, 2007: 10,849,058; March 31, 2008: 10,849,058) ordinary shares in Telkom, with a fair value of R945 million (September 30, 2007: R1,821 million; March 31, 2008: R1,377 million) and R1,140 million (September 30, 2007: R1,882 million; March 31, 2008: R1,423 million) are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively.
The shares held by Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited are reserved for issue in terms of the Telkom Conditional Share Plan (‘TCSP’).
The reduction in the number of treasury shares is due to 1,499,044 (September 30, 2007: 1,743,783; March 31, 2008: 1,743,875) shares that vested in terms of the TCSP during the six months ended September 30, 2008.
17. SHARE-BASED COMPENSATION RESERVE
This reserve represents the cumulative fair value of the equity-settled share-based payment transactions recognised in employee expenses during the vesting period of the equity instruments granted to employees in terms of the Telkom Conditional Share Plan.
No consideration is payable on the shares issued to employees, but performance criteria will have to be met in order for the granted shares to vest. The ultimate number of shares that will vest may differ based on certain individual and Telkom performance conditions being met. The related compensation expense is recognised over the vesting period of the shares granted, commencing on the grant date.

The following table illustrates the movement within the Share-based compensation reserve:

Balance at beginning of year/period	257	257	643
Net increase/(decrease) in equity	386	(110)	295
Employee cost*	522	26	411
Vesting and transfer of shares	(136)	(136)	(116)
Balance at end of year/period	643	147	938

*	The increase in the employee cost for the current period is mainly due to the additional shares allocated in September 2007 and the change in assumptions as revised below. The principal assumptions used in calculating the expected number of shares that will vest are as follows:

Employee turnover(%)	5	5	5
Meeting specified performance criteria — 2009 vesting(%)	100	50	100
Meeting specified performance criteria — all remaining vesting(%)	100	100	100
At September 30, 2008 the estimated total compensation expense to be recognised over the vesting period was R2,151 million (September 30, 2007: R2,095 million; March 31, 2008: R2,151 million), of which R411 million (September 30, 2007: R26 million; March 31, 2008: R522 million) was recognised in employee expenses for the six months ended September 30, 2008.

18. INTEREST-BEARING DEBT**
Non-current portion of interest-bearing debt	9,395	4,501	10,692
Local debt	6,875	2,457	8,419
Foreign debt	1,433	923	746
Finance leases	1,087	1,121	1,527
Current portion of interest-bearing debt	6,330	10,962	6,767
Local debt	6,001	10,718	5,684
Foreign debt	202	167	970
Finance leases	127	77	113
Movements in borrowings for the period are as follows:
Repayments/refinancing
The Company issued new local bonds, the TL12 and TL15 with a nominal value of R1,060 million and R1,160 million respectively as well as Money Market Term Borrowings of R3,000 million during the period under review. Commercial Paper Bills with a nominal value of R6,316 million were issued and Commercial Paper debt with a nominal value of R6,684 million were repaid during the period under review. Included in the current portion at September 30, 2007 was a amount of R4,500 million relating to the TK01 which was repaid on March 31, 2008.
The R6,767 million current portion of debt as at September 30, 2008 is expected to be repaid/refinanced from cash flow from operations and the issue of new debt instruments upon maturity.
Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.

**	Amounts net of Disposal group held for sale.

19. FINANCIAL LIABILITIES
19.1 Congolese Wireless Network s.p.r.l. put option
In terms of a shareholder agreement, the minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l., has a put option which came into effect three years after the commencement date, December 1, 2001, and for a maximum of five years thereafter. The option price will be the fair market value of the related shares at the date the put option is exercised. The option liability’s value is R328 million (Group share: R164 million) (September 30, 2007: R337 million; March 31, 2008: R396 million (Group share: September 30, 2007: R169 million; March 31, 2008: R198 million)). The financial liability has been classified as current.
19.2 Multi-Links put option
In terms of the sale agreement signed on May 1, 2007 between Telkom and the previous shareholders of Multi-Links, the minorities have been granted a put option that requires Telkom to purchase all of the minorities’ shares in Multi-Links, if the minorities put their shares to Telkom. The put option is exercisable within 90 days of the second anniversary of signing the sales agreement. A liability of R773 million (March 31, 2008; R919 million) has been recognised in this regard. R661 million was initially recognised directly in equity. The financial liability has been classified as current.

20. COMMITMENTS
Capital commitments
Capital commitments authorised	15,198	9,440	14,600
Fixed-line	7,000	4,480	5,162
Mobile	5,211	3,516	3,987
Other	2,987	1,444	5,451
Commitments against authorised capital expenditure	3,504	2,875	7,015
Fixed-line	652	1,482	1,127
Mobile	800	918	1,328
Other	2,052	475	4,560
Authorised capital expenditure not yet contracted	11,694	6,565	7,585
Fixed-line	6,348	2,998	4,035
Mobile	4,411	2,598	2,660
Other	935	969	890
Capital commitments comprise of commitments for property, plant and equipment and intangible assets.
Management expects these commitments to be financed from internally generated cash and other borrowings.

2010 FIFA World Cup Commitments
The FIFA World Cup commitment is an executory contract which requires the Group to develop the fixed-line components of the necessary telecommunications infrastructure needed to broadcast this event to the world. This encompasses the provisioning of the fixed-line telecommunications related products and services and, where applicable, the services of qualified personnel necessary for the planning, management, delivery, installation and de-installation, operation, maintenance and satisfactory functioning of these products and services. Furthermore as a National Supporter, Telkom owns a tier 3 sponsorship that grants Telkom a package of advertising, promotional and marketing rights that are exercisable within the borders of South Africa. The total value of the commitment for the period ended September 30, 2008 amounted to USD35 million.

21. CONTINGENCIES
Third parties	27	40	26
Fixed-line	18	18	18
Mobile	4	17	3
Other	5	5	5
Third parties
These amounts represent sundry disputes with suppliers that are not individually significant and that the Group does not intend to settle.
Supplier dispute
Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, Telkom wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately USD130 million plus interest at a rate of 15.5% per year which was subsequently increased to USD172 million plus interest at a rate of 15.5% per year for money outstanding and damages.
The parties have since reached an advanced stage in their preparation to determine the quantum payable by Telkom to Telcordia. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre (IDRC). The first hearing was held in London on May 21, 2007 and was a ‘directions hearing’ in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the quantum hearing.
In the second hearing in London at the IDRC on June 25 and 26, 2007 the arbitrator set out a list of issues for determination at the quantum hearing.
At a subsequent hearing during July 2007 in London the arbitrator ruled that the rate in terms of the Prescribed Rate of Interest will apply on both damages and debt claims, permitted Telcordia to a further amount to Telcordia’s existing claims, permitted VAT to be claimed on Telcordia’s claim, where applicable, and set out an agreed timetable for the future conduct of proceedings.
A mediation took place, without success, during February and April 2008.
In the interim the parties have agreed to the appointment by the arbitrator of a third party expert to deal with the technical issues in relation to the software that was required to be provided by Telcordia, who will make a recommendation to the arbitrator in dealing with the amount of the claims. The arbitrator confirmed certain dates for the compliance of procedural steps to be taken by all the parties before final dates could be agreed upon for the hearing of the evidence on the quantum.
A hearing took place before the arbitrator in Johannesburg on October 23 and 24, 2008 in respect of the pending interlocutory applications.

Telkom has in the interim also requested a referral to the independent third expert of the technical issues arising from the systems integration amendment. A hearing has been scheduled to be heard before the third party expert and will take place in Johannesburg from November 3 to 21, 2008. After the third party expert’s hearing he will be required to file a report and may be called to give evidence and undergo cross-examination on his report before the arbitrator.
A provision has been recognised based on management’s best estimate of the probable payments in this regard.

21. CONTINGENCIES (continued)
Supplier dispute liability included in current portion of provisions	569	441	603	*

*	USD72 million
Competition Commission
If found guilty, Telkom could be required to cease these practices, divest these businesses and a maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.
The South African Value Added Network Services (‘SAVA’)
On July 3, 2008 the Competition Commission filed an application for leave to appeal the decision of the High Court on the basis that the judge erred on the issue of bias as well as his finding that issues surrounding the extension of time to investigate the issues constitutes a ground for review.

Telkom then filed an application for leave to cross-appeal on July 11, 2008. The main basis of Telkom’s cross-appeal is that Telkom believes that the judge erred in failing to make a decision as to whether ICASA or the Competition Commission and Competition Tribunal should deal with this type of complaint.
The application for leave to appeal as well as the application for leave to cross-appeal were granted by the Pretoria High Court on October 9, 2008. The appeal and cross-appeal will be argued before the Supreme Court of Appeal, and the Main Complaint before the Competition Tribunal will continue to be held over pending the outcome of the appeal and cross-appeal.
Omnilink
Omnilink alleged that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. The matter is currently being dealt with together with the SAVA matter as discussed above.
Orion/Telkom (Standard Bank and Edcon): Competition Tribunal
Telkom has not yet filed its answering affidavit in the main complaint before the Tribunal and it appears as if Orion is not actively pursuing this matter any further.
The Internet Service Providers Association (‘ISPA’)
The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the aspects of the complaint. Telkom has provided the records requested.
The complaints by ISPA at the Competition Commission were also mentioned as being the subject of an investigation by the Competition Commission, in a summons issued by the Competition Commission and forwarded to Telkom on July 31, 2008. The summons has subsequently been withdrawn by agreement with the Competition Commission, but Telkom is still engaged in a co-operative process with the Competition Commission as part of the Competition Commission’s ongoing investigations into this complaint.

21. CONTINGENCIES (continued)
Competition Commission (continued)
M-Web and Internet Solutions (‘IS’)
To date there has been no further movement on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition Commission.
The complaint by M-Web and IS at the Competition Commission was also one of the complaints mentioned as being the subject of investigation as discussed above.
M-Web
This application was set down for hearing during the first quarter of the 2009 financial year. The parties have entered into settlement negotiations, which resulted in the withdrawal of the interim relief application by M-Web as well as withdrawal of the jurisdictional challenge by Telkom. The parties are in further negotiations.
The complaint by M-Web at the Competition Commission was also one of the complaints mentioned as being the subject of investigation as discussed above.
The Group’s exposure is 50% of the following items in the Vodacom Group:
Retention Incentives
The Group has committed a maximum R1,317 million (2007: R652 million; 2006: R456 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded into new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.
Universal Service Obligation
The Group has a potential liability of R147.5 million in respect of the 1800 MHz Universal Service Obligation in terms of the distribution costs relating to the 2.5 million SIM cards.

Various legal contingencies
The Group is currently involved in various legal proceedings against it. The Group in consultation with its legal counsel has assessed the outcome of these proceedings and the likelihood that certain of these cases are not likely to be in the Group’s favour. Following this assessment, the Group’s management has determined that no provision is required in respect of these legal proceedings as at September 30, 2008.
Unresolved taxation matters
The Group is regularly subject to an evaluation by the taxation authorities of its direct and indirect taxation filings. The consequence of such reviews is that disputes can arise with the taxation authorities over the interpretation or application of certain taxation rules applicable to the Group’s business. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the resolution of the disputes could result in an obligation for the Group.
The Group has discussions with relevant taxation authorities on specific matters regarding the application and interpretation of taxation legislation affecting the Group and the industry in which it operates. No reliable assessment can be made at this time of any exposure, if any, that the Group may incur.
The Group has considered all matters in dispute with the taxation authorities and has assessed the deductibility of expenses initially disallowed for taxation purposes. Deferred taxation assets have only been recognised in this regard if it is probable that the Group will succeed in its disagreements with the taxation authorities.
Put and call options
In terms of various shareholders’ agreements, put and call options exist for the acquisition of shares in various companies. Except as disclosed in note 19, none of the put and call options have any value at any of the periods presented as the conditions set out in the agreements have not been met.

Customer registration
The telecommunications industry in the Democratic Republic of the Congo is subject to a recently promulgated ministerial decree requiring the registration of the entire customer base of all network operators. This decree requires prescribed particulars of all customers to be obtained and maintained by June 30, 2008. Verbal extension up to December 31, 2008 has been obtained and the Group is making every effort to obtain the required information within the allowed timeframe.
Contingent asset
Litigation is being instituted for the recovery of certain fees paid by the Vodacom Group. The information usually required by IAS 37: Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation. The directors are of the opinion that a claim may be successful and that the amount recovered could be significant.
Negative working capital ratio
At each of the financial periods ended September 30, 2008 and 2007 and the year ended March 31, 2008 Telkom had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

22. SEGMENT INFORMATION
Eliminations represent the inter-segmental transactions that have been eliminated against segment results.
Business Segment
Consolidated operating revenue	56,271	27,227	29,884
Fixed-line	32,572	16,108	16,565
Elimination	(830)	(420)	(414)
Mobile	24,089	11,407	13,008
Elimination	(1,519)	(754)	(771)
Other	1,993	902	1,517
Elimination	(20)	(16)	(10)
Disposal group held for sale — Telkom Media included in Other	(14)	—	(11)
Consolidated other income	534	204	246
Fixed-line	497	189	207
Elimination	(86)	(33)	(28)
Mobile	56	22	32
Other	67	26	35
Consolidated operating expenses	42,186	20,067	23,454
Fixed-line	24,962	12,011	13,515
Elimination	(1,709)	(784)	(1,031)
Mobile	17,898	8,573	9,820
Elimination	(805)	(395)	(393)
Other	2,115	747	1,648
Elimination	(124)	(34)	(12)
Disposal group held for sale — Telkom Media included in Other	(151)	(51)	(93)
Consolidated operating profit	14,619	7,364	6,676
Fixed-line	8,107	4,286	3,257
Elimination	793	331	589
Mobile	6,247	2,856	3,220
Elimination	(714)	(359)	(378)
Other	(55)	181	(96)
Elimination	104	18	2
Disposal group held for sale — Telkom Media included in Other	137	51	82
Consolidated investment income	197	130	136
Fixed-line	3,975	98	1,661
Elimination	(3,832)	—	(1,547)
Mobile	27	24	11
Other	27	8	11
Consolidated finance charges	1,797	972	1,036
Fixed-line	1,277	704	845
Mobile	240	247	342
Other	320	21	(151)
Elimination	(34)	—	—
Disposal group held for sale — Telkom Media included in Other	(6)	—	—
Consolidated taxation	4,705	2,678	2,009
Fixed-line	2,630	1,798	974
Mobile	2,055	806	998
Other	19	74	37
Disposal group held for sale — Telkom Media included in Other	1	—	—
Minority interests	197	93	63
Mobile	73	31	41
Other	124	62	22
Profit attributable to equity holders of Telkom	7,975	3,700	3,622
Fixed-line	8,175	1,882	3,099
Elimination	(3,039)	331	(958)
Mobile	3,906	1,796	1,850
Elimination	(714)	(359)	(378)
Other	(491)	32	7
Elimination	138	18	2
*Operating expenses
Other	1,679	696	1,521
Prior to consolidation adjustments	2,115	747	1,648
Consolidation adjustments	(285)	—	(34)
Disposal group held for sale — Telkom Media included in Other	(151)	(51)	(93)
Consolidated assets	68,259	61,859	70,959
Fixed-line	47,829	43,295	48,171
Elimination	(1,604)	(93)	(1,475)
Mobile	16,743	15,296	17,892
Elimination	(278)	(280)	(358)
Other*	5,734	3,670	6,850
Elimination*	(165)	(29)	(121)
*Included in Other is Disposal group held for sale — Telkom Media	42	36	53

Investments	1,499	1,522	1,646
Fixed-line	4,917	3,988	6,672
Elimination	(3,607)	(2,666)	(5,226)
Mobile	176	168	187
Other*	13	32	13
*Included in Other is Disposal group held for sale — Telkom Media	—	18	—
Other financial assets	614	214	122
Fixed-line	445	199	92
Mobile	169	15	30
Total assets	70,372	63,595	72,727
Consolidated liabilities	19,689	17,477	19,463
Fixed-line	11,892	10,218	11,156
Elimination	(495)	(548)	(496)
Mobile	8,871	7,364	9,502
Elimination	(1,542)	(38)	(1,493)
Other*	971	485	751
Elimination*	(8)	(4)	43
*Included in Other is Disposal group held for sale — Telkom Media	73	15	51
Interest-bearing debt	15,733	15,463	17,468
Fixed-line	13,362	14,185	14,668
Mobile	1,815	1,181	1,810
Other*	556	488	990
Elimination*	—	(391)	—
*Included in Other is Disposal group held for sale — Telkom Media	8	—	9
Other financial liabilities	1,290	958	1,108
Fixed-line	167	731	152
Mobile	204	227	183
Other	919	—	773
Tax liabilities	323	122	475
Fixed-line	7	—	168
Mobile	290	104	261
Other	26	18	46
Total liabilities	37,035	34,020	38,514
Other segment information
Capital expenditure for property, plant and equipment	10,108	3,580	5,585
Fixed-line	6,044	2,464	2,550
Mobile	2,475	977	1,253
Other*	1,589	139	1,782
*Included in Other is Disposal group held for sale — Telkom Media	209	14	31
Capital expenditure for intangible assets	1,791	863	587
Fixed-line	749	183	194
Mobile	985	671	325
Other*	57	9	68
*Included in Other is Disposal group held for sale — Telkom Media	31	9	1
Depreciation and amortisation	5,595	2,745	3,174
Fixed-line	3,470	1,704	1,908
Mobile	1,955	951	1,098
Other	176	90	176
Disposal group — Telkom Media included in Other	(6)	—	(8)
Impairment and asset write-offs	529	156	132
Fixed-line	262	165	87
Mobile	15	(9)	11
Other	252	—	34

23. RELATED PARTIES
Details of material transactions and balances with related parties not disclosed separately in the condensed consolidated interim financial statements were as follows:
With joint venture:
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivables	51	(44)	58
Trade payables	(346)	(388)	(377)
Related party transactions
Revenue	(816)	(385)	(404)
Expenses	1,525	754	776
Audit fees	3	2	2
Revenue includes interconnect fees and lease and installation of transmission lines
Expenses mostly represent interconnect expenses
With shareholders:
Government
Related party balances
Trade receivables	326	298	358
Related party transactions
Revenue	(2,623)	(1,277)	(1,385)
With entities under common control:
Major public entities
Related party balances
Trade receivables	28	42	48
Trade payables	(25)	(16)	(26)

The outstanding balances are unsecured and will be settled in cash in the ordinary course of business
Related party transactions
Revenue	(486)	(185)	(214)
Expenses	243	114	64
Rent received	(21)	(10)	(10)
Rent paid	22	10	11
Key management personnel compensation:
Including directors’ emoluments
Related party transactions
Short-term employee benefits	231	126	61
Post employment benefits	12	12	4
Termination benefits	27	16	—
Equity compensation benefits	29	14	15
Other long term benefits	16	7	5
Terms and conditions of transactions with related parties
The sales to and purchases from related parties of telecommunication services are made at arms length prices. Except as indicated above, outstanding balances at the end of the period are unsecured, interest free (except for interest charged on overdue telephone accounts) and settlement occurs in cash. There have been no guarantees provided or received for related party receivables or payables. Except as indicated above for the period ended September 30, 2008, Telkom has impairment a loan of R430 million (September 30, 2007: Nil; March 31, 2008: R217 million). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

24. SIGNIFICANT EVENTS
Swiftnet (Proprietary) Limited
Telkom is in the process of selling a 30% shareholding in its subsidiary Swiftnet (Proprietary) Limited (‘Swiftnet’) in order to comply with existing licence requirements from the Independent Communications Authority of South Africa (‘ICASA’). The proposed sale of the shares to the Radio Surveillance Consortium (‘RSC’), has not been approved by ICASA and Telkom is assessing the way forward.
Telkom Media (Proprietary) Limited
On August 31, 2006 Telkom created a new subsidiary, Telkom Media with a Black Economic Empowerment (‘BEE’) shareholding. ICASA awarded Telkom Media a commercial satellite and cable subscription broadcast licence on September 12, 2007.
In March 31, 2008, the Board took the decision to substantially reduce its investment in Telkom Media and negotiations with a potential investor have progressed. An announcement of the details of this transaction can be expected shortly, hence the investment in Telkom Media meets all the conditions for classification as held for sale as top management is committed to a plan to sell, the asset is available for immediate sale and an active programme to locate a buyer has been initiated. The investment is therefore classified as held for sale in terms of IFRS5.
Subsequent to period end, a third party expressed interest to acquire Telkom Media. Terms are currently being negotiated.
Capability Management
Telkom seeks to manage costs by realigning its structure and resources to better match its transforming information, communications and technology business and to improve customer service. The transformation of the communications industry and increasing market and competitive pressure has put communication companies such as Telkom under increasing revenue and expense constraints while being required to improve customer service. As a result a capability management initiative has been launched which is designed to ensure that the capabilities needed to succeed in a converged communications market are established through the optimal utilisation of external as well as internal capabilities, extracting effiencencies, where possible, through scale of a rapidly maturing retail and wholesale market and better organised functional areas in a more deregulated and liberalised communications market. The capability management initiative includes the internal consolidation of certain functional areas and the selection of strategic long-term partners with proven performance for other functional areas.

The areas which are expected to be impacted are the call centres, operations, ancillary services, network service providers, network field operations, network core operations, information technology operations and retail outlets.
Telkom is engaging with labour to map the way forward. A memorandum of understanding was entered into between Telkom and Organised Labour which included issues such as the establishment of a restructuring forum, deferment of implementation post April 2009, Organised Labour obtaining the services of an advisor and continuation of investigative work.
Telkom Management Services (Proprietary) Limited (‘TMS’)
TMS was registered as a company during August 2008. Telkom’s Board approved the establishment of TMS as a part of Telkom’s strategic plan to grow revenue and expand geographic reach.
25. SUBSEQUENT EVENTS
Vodacom sale transaction
On May 30, 2008 Telkom received a non-binding proposal from a wholly-owned subsidiary of Vodafone Group Plc (‘Vodafone’). In terms of this proposal, Vodafone is seeking a stake in Vodacom Group (Proprietary) Limited (‘Vodacom’) from Telkom. The proposed consideration for this stake is R22,500 million less the attributable net debt of Vodacom at the time of signature and will be settled in cash.
The proposed transaction is subject to, inter alia, Telkom unbundling its remaining stake in Vodacom to its shareholders pursuant to a listing of Vodacom on the main board of the JSE Limited.

In October 2008, Telkom Board obtained approval from the major shareholder (The Government of the South African Republic) to dispose of 15% of the shares at the consideration of R22,500 million net of debt. The transaction is still subject to the approval of 75% of the shareholders and other suspensive conditions before conclusion of the transaction.
The following disclosure presents significant items of Vodacom financial results, position and cash flows which have been proportionately consolidated into the Group.

Revenue	22,570	10,654	12,238
Expenses	17,093	8,178	9,427
Profit before taxation	5,319	2,274	2,511
Taxation	2,055	806	998
Profit after taxation	3,264	1,468	1,513
Assets and Liabilities:
Property, plant and equipment	9,559	8,582	10,115
Intangible assets	2,112	1,877	2,163
Trade and other receivables	3,132	3,008	3,354
Interest-bearing debt	1,815	1,180	1,810
Trade and other payables	3,630	2,833	4,049
Deferred revenue	1,373	1,352	1,368
Credit facilities utilised	1,298	2,293	1,682
Net cash flows
Operating cash flow	2,563	535	1,028
Investing cash flow	(3,751)	(2,321)	(1,944)
Financing cash flow	1,617	2,229	798
Total cash flow	429	443	(118)
Appointment of director
On November 10, 2008 Telkom announced the appointment of Mr Peter Nelson as Chief Financial Officer and director of the company with effect from December 8, 2008.
Acquisition of M-Web Africa and majority equity stake in M-Web Namibia

On November 10, 2008, Telkom International (Proprietary) Limited, a wholly-owned subsidiary of Telkom, announced it has entered into agreements to acquire 100% of M-Web Africa Limited (‘M-Web Africa’) and 75% of M-Web Namibia (Proprietary) Limited. The purchase price for the M-Web Africa group including AFSAT and M-Web Namibia is US$63 million (approximately R610 million). These shareholdings will be acquired from Multichoice Africa Limited and MIH Holdings Limited respectively, which are members of the Naspers Limited Group.
M-Web Africa is an internet services provider in sub-Saharan Africa (excluding South Africa) which also provides network access services in some countries and is headquartered in Mauritius with operations in Namibia, Nigeria, Kenya, Tanzania, Uganda and Zimbabwe, an agency arrangement in Botswana and distributors in 26 sub-Saharan African countries.
The successful conclusion of the agreements being entered into is subject to conditions precedent, including regulatory approvals being obtained in certain African jurisdictions.
Foreign exchange gains/losses
In response to global market conditions the South African Rand has lost considerable value against foreign currencies (USD, Euro, Sterling). This will create fluctuations with respect to foreign exchange gains/losses and fair value movements.
The Group is exposed to 50% of the following items in the Vodacom Group:
Broad Based Black Economic Empowerment (‘BBBEE’)
Subsequent to the reporting date, the Group finalised a R7.5 billion BBBEE equity deal whereby strategic business partners, the black public, business partners and employees will have the opportunity to participate in the ownership of Vodacom (Proprietary) Limited (‘Vodacom SA’) going forward. The black public and business partners obtained ownership in Vodacom SA via a public offer. The prospectus relating to the public offer was issued on July 30, 2008 and applications for shares closed on September 11, 2008 (‘closing date’). The public offer was approximately three times oversubscribed and the share allotment was therefore pro-rated according to the rules stated in the prospectus. The final share issue took place on October 8, 2008.

Indebtedness incurred subsequent to period end
Subsequent to September 30, 2008, the Group obtained funding from a consortium of lenders in the amount of R6.5 billion. The funding will be utilised to refinance existing short-term debt as well as for capital expenditure and working capital requirements. The facility is linked to JIBAR and is repayable between 3 and 7 years.
VM, S.A.R.L.
On May 12, 2008 the Group entered into an agreement to sell 5% of its 90% holding in VM, S.A.R.L, leaving the Group with an 85% equity investment in VM, S.A.R.L. The transaction was effective on October 2, 2008 since all suspensive conditions were met on this date.
Gateway Telecommunications SA (Proprietary) Limited (‘Gateway’)
The Group has agreed to acquire the carrier services and business network solutions business of Gateway for an enterprise value of approximately US$675 million plus make a whole payment of approximately US$25 million in relation to Gateway’s high-yield bond. The purchase agreement is subject to certain conditions precedent including approval from the relevant competition authorities in South Africa. Once these conditions are met the transaction will be effective.
Storage Technology Services (Proprietary) Limited (‘StorTech’)
The Group has agreed to acquire a controlling interest of 51% in StorTech, a managed services company, for R140 million. StorTech’s portfolio complements the Group’s enterprise solutions-focused division and expands upon the Group’s data centre services capabilities. The transaction remains subject to certain conditions precedent, including approval from the relevant competition authorities in South Africa. Once these conditions are met the transaction will be effective.
WBS Holdings (Proprietary) Limited (‘WBS’)
On October 1, 2008 the Group exercised its option to acquire an additional 14.9% of WBS for R119.2 million.

Other matters
The directors are not aware of any other matter or circumstance since the period ended September 30, 2008 and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.
10. Supplementary information

EBITDA
Earnings before interest, taxation, depreciation and amortisation
(EBITDA) can be reconciled as follows:
EBITDA	20,743	10,265	9,982
Depreciation, amortisation, impairment and write-offs	(6,124)	(2,901)	(3,306)
Investment income	197	130	136
Finance charges	(1,797)	(972)	(1,036)
Taxation	(4,705)	(2,678)	(2,009)
Loss from discontinued operations held for sale	(142)	(51)	(82)
Minority interests	(197)	(93)	(63)
Net profit	7,975	3,700	3,622

US DOLLAR CONVENIENCE

Revenue	6,913	3,592
Operating profits	1,796	802
Net profit	980	436
EBITDA	2,548	1,200
EPS (cents)	192.3	87.0
Net debt	2,041	2,358
Total assets	8,645	8,741
Cash flow from operating activities	1,303	365
Cash flow used in investing activities	(1,733)	(633)
Cash flow used in financing activities	362	151
Exchange rate
Period end1
US$1 — ZAR	8.14	8.32

1.	Noon buying rate
11. Definitions
3G
The generic term, 3G, is used to denote the next generation of mobile systems designed to support high-speed data transmission (144 Kbps and higher) and Internet Protocol (IP)-based services in fixed, portable and mobile environments. As envisaged by the ITU, the 3G system will integrate different service coverage zones and be a global platform and the necessary infrastructure for the distribution of converged service, whether mobile or fixed, voice or data, telecommunications, content or computing.
ADSL (Asymmetrical Digital Subscriber Line)
ADSL is a broadband access standard which uses existing copper lines to offer high-speed digital connections over the local loop. ADSL transmits data asymmetrically, meaning that the bandwidth usage is much higher in one direction than the other. ADSL provides greater bandwidth from the exchange to the customer (ie. downloading) than from the customer to the exchange (ie. sending).
ARPU
Vodacom’s average monthly revenue per customer, or ARPU, is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.
ATM (Asynchronous Transfer Mode)
ATM is a high-speed Wide Area Network (WAN), connection-oriented, packet-switching data communications protocol that allows voice, data and video to be delivered across existing local and Wide Area Networks.

ATM divides data into cells and can handle data traffic in bursts. It is asynchronous, in that the stream of cells from one particular user is not necessarily continuous.
Bandwidth
Bandwidth is a measure of the quantity of signals that can travel over a transmission medium such as copper or a glass fibre strand. It is the available space available to carry a signal. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in bits per second.
Broadband
Broadband is a method of measuring the capacity of different types of transmission. Digital bandwidth is measured in the rate of bits transmitted per second (bps). For example, an individual ISDN channel has a bandwidth of 64 kilobits per second (Kbps), meaning that it transmits 64,000 bits (digital signals) every second.
CAGR
Compound Annual Growth Rate.
Carrier pre-selection
Carrier pre-selection is usually initiated by the telecoms Regulator. It enables individuals to choose which telecom will carry their traffic (mainly long distance) by a signalling contract rather than having to dial extra digits.
CDMA (Code Division Multiple Access)
CDMA is one of many technologies for digital transmission of radio signals between, for example, mobile telephones and radio base stations. In CDMA, which is a spread-spectrum modulation technology, each call is assigned a unique “pseudorandom” sequence of frequency shifts that serve as a code to distinguish it. The mobile phone is then instructed to decipher only a particular code to pluck, as it were, the right conversation off the air. CDMA is the technology of choice for 3G mobile systems. CDMA, however, also refers to a particular air-interface standard (a fact that is often a source of confusion).
Circuit
A circuit is a connection or line between two points. This connection can be made through various media, including copper, coaxial cable, fibre or microwave. A telephone exchange is a circuit switch.
DECT (Digital Enhanced Cordless Telecommunications)
DECT is the standard for cordless telephones. DECT phones communicate using the PSTN (public switched telephone network) through a small base station in the home or office and have a working radius of between 50 and 300 metres.
EBITDA
EBITDA represents profit for the year before taxation, finance charges, investment income and depreciation, amortisation, impairment and write-offs.
EDGE (Enhanced Data for GSM evolution)
EDGE is a technology designed to enhance GSM and TDMA systems with respect to data rates and is widely considered to be the GSM evolution beyond GPRS. It enhances the data capabilities of GSM and TDMA systems by altering the RF modulation scheme to allow greater data rates per time slot. Because it uses a different modulation technique across the air-interface, EDGE requires different mobile terminals handsets than those designed for the GSM air-interface.

Effective tax rate
The effective tax rate is the tax charge in the income statement divided by pre-tax profit.
Ethernet
Ethernet is a protocol that defines how data is transmitted to and received from LANs. It is the most prevalent LAN protocol, with speeds of up to 10 Mbps.
Fibre optics
Fibre optics is where messages or signals are sent via light rather than electrical signals down a very thin strand of glass. Light transmission enables much higher data rates than conventional wire, coaxial cable and many forms of radio. Signals travel at the speed of light and do not generate nor are subject to interference.
Fibre rings
Fibre rings have come to be used in many fibre networks as it provides more network resiliency: if there is a failure along a route and a ring is broken, the direction of the traffic can be reversed and the traffic will still reach its final destination.
Fixed access lines
Fixed access lines are comprised of public switched telecommunications network lines, or PSTN lines, including integrated services digital network channels, or ISDN channels, and public and private payphones, but excluding internal lines in service.
Fixed access lines per employee
To calculate the number of access lines per employee the total number of access lines is divided by the number of employees at the end of the period.
Fixed-line penetration
Fixed-line penetration or teledensity is based on the total number of telephone lines in service at the end of the period per 100 persons in the population of South Africa. Population is the estimated South African population at the mid-year in the periods indicated as published by Statistics South Africa, a South African Government department.
Fixed-line traffic
Fixed-line traffic, other than international outgoing mobile traffic, international interconnection traffic and international Voice over Internet Protocol traffic, is calculated by dividing traffic operating revenue for the particular category by the weighted average tariff for such category during the relevant period. Fixed-line international outgoing mobile traffic and international interconnection traffic are based on the traffic registered through the respective exchanges and reflected in international interconnection invoices. International Voice over Internet Protocol traffic is based on the traffic reflected in invoices.

Frame relay
Frame relay is a widely implemented telecommunications service designed for cost-efficient data transmission for data traffic between local area networks and between end-points in a wide area network. The network effectively provides a permanent circuit, which means that the customer sees a continuous, dedicated connection, but does not pay for a full-time leased line.
GPRS (General Packet Radio Service)
GPRS is a packet rather than a circuit-based technology. GPRS allows for faster data transmission speed to both GSM and TDMA (IS-136) networks. GPRS is a packet-switched technology that overlays the circuit-switched GSM network. The service can be introduced to cellular networks by infrastructure.
GSM (Global System for Mobile)
GSM is a second generation digital mobile cellular technology using a combination of frequency division multiple access (FDMA) and time division multiple access (TDMA). GSM operates in several frequency bands: 400 MHz, 900 MHz and 1800 MHz. On the TDMA side, there are eight timeslots or channels carrying calls, which operate on the same frequency. Unlike other cellular systems, GSM provides a high degree of security by using subscriber identity module (SIM) cards and GSM encryption.
HSDPA
High Speed Downlink Packet Access.
IAS
International Accounting Standards.
IFRS
International Financial Reporting Standards.
Interconnection
Interconnection refers to the joining of two or more networks. Networks need to interconnect to enable traffic to be transmitted to and from destinations. The amounts paid and received by the operators vary according to distance, time, the direction of traffic, and the type of networks involved.
Interest cover
Interest cover is calculated by dividing EBIT by the net interest charge in the income statement. It is a measure of income gearing.
ISDN (Integrated Services Digital Network)
ISDN is a data communications standard used to transmit digital signals over ordinary copper telephone cables. This is one technology for overcoming the “last mile” of copper cables from the local exchange to the subscribers premises, which has proved a bottleneck for Internet access, for example. ISDN allows to carry voice and data simultaneously, in each of at least two channels capable of carrying 64 Kbps. It provides up to 128 Kbps and a total capacity of 144 Kbps exist.

ITU (International Telecommunications Union)
ITU is the global technical standard-setting body for telecommunications services.
LAN (Local Area Network)
A LAN is a group of devices that communicate with each other within a limited geographic area, such as an office.
Leased line
A leased line is a telecommunications transmission circuit that is reserved by a communications provider for the private use of a customer.
LIBOR
London Interbank Offer Rate.
Local loop
The local loop is the final connection between the exchange and the home or office. It is also known as the last mile.
Microwave
Microwave is radio transmission using very short wavelengths.
MMS (Multimedia Messaging Services)
MMS is a service developed jointly together with 3GPP, allows users to combine sounds with images and text when sending messages, much like the text-only SMS.
Mobile churn
Vodacom’s churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.
Mobile penetration
Vodacom calculates penetration, or teledensity, based on the total number of customers at the end of the period per 100 persons in the population of South Africa. Population is the estimated South African population at the mid-year in the periods indicated as published by Statistics South Africa, a South African Governmental department.
Mobile traffic
Vodacom’s traffic comprises total traffic registered on Vodacom’s network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national and incoming international roaming calls.
MOU (Mobile Minutes of Use)
Vodacom’s average monthly minutes of use per customer, or average MOU, is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. MOU excludes calls to free services, bundled minutes and data minutes.
Net debt
Net debt is all interest-bearing debt finance (long-term and short-term) less cash and marketable securities.

Net debt to total equity
Net debt to total equity is a measure of book leverage (gearing): net debt in the balance sheet divided by total equity (the sum of shareholders’ funds plus minority interests).
Operating free cash flow
Operating free cash flow is defined as cash flow from operating activities, after interest and taxation, before dividends paid, less cash flow from investing activities.
Packet switching
Packet switching is designed specifically for data traffic, as it cuts the information up into small packets, which are each sent across the network separately and are then reassembled at the final destination. This allows more users to share a given amount of bandwidth. X.25, ATM and frame relay are all packet switching techniques.
POP (Point of Presence)
A POP is a service provider’s location for connecting to users. Generally, POPs refer to the location where people can dial into the provider’s computer. Most providers have several POPs to allow low-cost local access via telephone lines.
PSTN (Public Switched Telephone Network)
The PSTN is a collection of interconnected voice telephone networks, either for a given country or the whole world. It is the sum of the parts. It was originally entirely analog, but now increasingly digital (indeed in many developed countries digitisation has reached 100%), these networks can be either state-owned or commercially owned. PSTN is distinct from closed private networks (although these may interconnect to the PSTN) and from public data networks (PDN).
Revenue per fixed access line
Revenue per fixed access line is calculated by dividing total fixed-line revenue during the period, excluding data and directories and other revenue, by the average number of fixed access lines during the period.
RICA
Regulation of Interception of Communication and Provision of Communication-related Information Act.
ROA (Return on Assets)
Return on Assets is calculated by dividing net profit (annualised) by total assets.
ROE (Return on Equity)
Return on Equity is calculated by dividing net income by the average of the shareholders’ funds.
SDH (Synchronous Digital Hierarchy)
SDH is used in most modern systems, where multimedia can be transmitted at high speeds. The networks are shaped in a ring, so that if there is a problem, the traffic can be redirected in the other direction and the caller will not detect the interruption.

SMS (Short Message Service)
SMS refers to short, usually text-based messages sent by or to a wireless subscriber. They are not delivered to the recipient instantly and have some degree of transmission time delay. SMS messages are usually limited to total character lengths of 140 to 160 characters.
Switch
A switch is a computer that acts as a conduit and director of traffic. It is a means of sharing resources as a network.
Total interest-bearing debt
Total interest-bearing debt is defined as short- and long-term interest bearing debt, including credit facilities, finance leases and other financial liabilities.
UMTS (Universal Mobile Telecommunications System)
UMTS is the Western European name for the 3G WCDMA standard adopted as an evolutionary path by the GSM world. However, it utilises the radio spectrum in a fundamentally different manner than GSM.
UMTS is based on DCMA technology and the GSM standard is based on TDMA technology.
VoIP (Voice over Internet Protocol)
Voice over Internet Protocol is a protocol enabling voice calls to be made over the Internet. Rather than a dedicated circuit being set up between the caller and receiver, as with ordinary phone calls, the voice conversation is digitised and transmitted over Internet Protocol using packet-switched data networks.
WAN (Wide Area Network)
A WAN comprises LANs in different geographic locations that are connected, often over the public network.
WAP (Wireless Application Protocol)
WAP is an application environment designed to bridge the gap between the mobile and Internet worlds. It is a set of communication protocols for wireless devices designed to provide vendor-neutral and technologyneutral access to the Internet and advanced telecommunications services.
WiMAX
WiMAX is a standard for extending broadband wireless access to new locations and over longer distances. The technology is expected to enable multimedia applications with wireless connectivity and typically with a range of up to 30 km. It is a standard for fixed wireless access with substantially higher bandwidth capabilities than cellular networks.
The emergence of further enhancements to the standard wil enable nomadic data communications accross an entire metropolitan area network linking homes and businesses to the core telecommunications network. WiMAX can be viewed as a technology complementing existing ADSL broadband offerings.